UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Ruby Gold, Inc.
(Exact Name of registrant as specified in its Charter)

California	74-3201615
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

571-C Searls Ave., Nevada City, CA	95959
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (530) 470-9230

Securities registered pursuant to section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
NONE	NONE

Securities registered pursuant to section 12(g) of the Act:

COMMON STOCK, PAR VALUE $.001 PER SHARE
 (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer, ” “ accelerated filer ” and “ smaller reporting company ” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

GENERAL

Unless stated otherwise or the context otherwise requires, references in this registration statement to “we,” “us,” “our” and “the Company” refer to Ruby Gold, Inc.

Cautionary Note Regarding Forward-Looking Statements

This registration statement contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this registration statement are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties, including those set forth under Item 1A. “Risk Factors,” that may cause actual results to differ materially from those that we expected,

ITEM 1.  BUSINESS

Ruby Gold, Inc. (“RGI”, or the “Company”) was incorporated in the State of California on January 5, 2007.

Since inception, the Company has been the designated operator of the Ruby mine in Sierra County, California (“Ruby”).  Until July 2011, operations consisted primarily of securing and maintaining the various federal, state, and county permits for Ruby, as well as providing and maintaining the financial assurances underlying Ruby’s reclamation bonds, as is required of the mine operator by the United States Forest Service (“USFS”), California Dept. of Conservation, and Sierra County.

On July 1, 2011, the Company was acquired by North Bay Resources Inc. (“North Bay”, or the “Parent Company”), at which time RGI became a wholly-owned subsidiary of North Bay.

Also on July 1, 2011, the Company acquired legal title to the Ruby property, and thereby became both the owner and operator of Ruby. The purchase price was $2.5 million, financed by the seller.  As of the date of this registration statement, the outstanding principal due on the mortgage is $1,837,360, which is to be paid in monthly installments through December 30, 2015. Mortgage payments to date have been paid by the Parent Company on behalf of RGI.  As of the date of this registration statement both RGI and the Parent Company are current in all obligations. The property is fully-permitted for mining, and has been inspected by the Federal Mine Safety and Health Administration (“MSHA”) and the California Division of Occupational Safety and Health (“Cal/OSHA”). As of the date of this registration statement, the Company has commenced initial mining operations as a de facto joint-venture with our Parent Company.

The Company’s business plan is to explore and develop Ruby’s resources, and generate revenue through gold mining once commercial operations begin at Ruby. The Company notes that exploration and development of mineral deposits involves a high degree of risk which no amount of careful planning, drilling, sampling, evaluation, experience and first-hand knowledge can eliminate. At the present time, there are no estimates of proven or probable reserves within the meaning of those terms as defined by SEC Industry Guide 7. Therefore, it is possible that despite our best efforts, we may never produce any significant revenues or be successful in developing Ruby into a commercial mining operation.

In October 2011, the Company began rehabilitation work in the Ruby tunnel to clear obstructions that were blocking natural air flow from the second exit and preventing access to the mining targets that are known to be present one mile deep within the tunnel.  While this rehab work is still ongoing, in July 2013 the Company successfully broke through and restored natural airflow throughout the entire length of the tunnel, and subsequently secured access to some of the principal known mining targets. Initial mining operations began in September 2013 to prepare for bulk sampling and test mining.  Test mining operations began the week of November 18, 2013, and will continue through the winter, weather-permitting.

As of September 30, 2013, and excluding acquisition costs and mortgage payments, permit expenses, depreciation, taxes, and claim fees, the Company has spent $1,239,863 in development and construction costs since the rehab work began.  Going forward, we expect the current phase of the operation to cost approximately $120,000 per month and to continue at that rate or slightly higher until production begins, at which point we expect to begin generating revenue from gold sales.

The Company is presently funded solely by way of loans and cash advances from our Parent Company. As we proceed forward we will endeavor to secure additional sources of capital independently from our Parent Company, though there is no assurance that we will be successful in this effort or that the terms of said funding will be favorable.

On December 2, 2013, the Board of Directors of our Parent Company authorized the spinoff of RGI as a separate and independent public company.  On the same date, the Board of Directors of RGI authorized the formalization of a de facto joint-venture agreement between the Company and the Parent Company with regard to the Ruby project, on a 50/50 profit-sharing basis.

Description of Property

The Ruby Mine

Ruby is an underground placer and lode mine located between Downieville and Forest City, in Sierra County, California.  It is in the Alleghany-Downieville mining district, situated in the Sierra Nevada foothills south of the Yuba River.

The property consists of the subsurface mineral rights to 2 patented claims comprising 435 acres, and 30 unpatented claims comprising approximately 1,320 acres.  All of the unpatented claims in the property package are in good standing through August 31, 2014 with both the U.S. Bureau of Land Management (”BLM”) in Sacramento and Sierra County in Downieville, CA. Annual BLM claim fees are currently $10,640 per year.  Sierra County property taxes are currently $26,220 per year. As of September 30, 2013 and the date of this report, all BLM fees and Sierra County property taxes have been paid and are current.   Ruby is fully-permitted(1) for underground exploration, small scale development and small scale production.

Claim Name	Type	Acres(2)	Good Until(3)
Guatemala	Patented	147	-
Extension Placer Mining Claim	Patented	288	-
Wisconsin Placer Mining Claim	Unpatented	180	September 1, 2014
Wisconsin Extension Placer Mining Claim	Unpatented	159	September 1, 2014
Garnet Placer Mining Claim	Unpatented	75	September 1, 2014
Ruby Quartz Mining Claim	Unpatented	20	September 1, 2014
Diamond Quartz Mining Claim	Unpatented	20	September 1, 2014
Sapphire Placer Mining Claim	Unpatented	2	September 1, 2014
Gold Channel Placer	Unpatented	150	September 1, 2014
Black Channel Placer	Unpatented	60	September 1, 2014
Topaz Placer Mining Claim	Unpatented	160	September 1, 2014
Irene Placer Mining Claim	Unpatented	140	September 1, 2014
Opal Placer Mining Claim	Unpatented	160	September 1, 2014
Ruby Lode No. 7	Unpatented	20	September 1, 2014
Ruby Lode No. 8	Unpatented	20	September 1, 2014
Ruby Lode No. 16	Unpatented	20	September 1, 2014
Ruby Lode No. 17	Unpatented	20	September 1, 2014
Ruby Lode No. 18	Unpatented	20	September 1, 2014
Ruby Lode No. 19	Unpatented	20	September 1, 2014
Ruby Lode No. 20	Unpatented	20	September 1, 2014
Ruby Lode No. 27	Unpatented	20	September 1, 2014
Ruby Lode No. 28	Unpatented	20	September 1, 2014
Entry Lode Mining Claim	Unpatented	20	September 1, 2014
Entry Extension Lode Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 1 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 2 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 3 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 4 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 5 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 6 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 7 Placer Mining Claim	Unpatented	20	September 1, 2014
Golden Bear 8 Placer Mining Claim	Unpatented	20	September 1, 2014

(1) The current Plan of Operations, effective as of 2001, was formally renewed by USFS in February 2011. The Plan of Operations is now effective through December 31, 2018. The Waste Discharge Order has been reviewed and approved by the Water Quality Control Board prior to the commencement of mining operations, along with the Annual Fee for Waste Discharge Requirements for 2014, which was paid to the State Water Resources Control Board in November 2013.  The Reclamation Permit has been renewed through April 2018.  In September 2011 the Company filed an updated Reclamation Plan with Sierra County and the California Department of Conservation Office of Mine Reclamation.  This updated Reclamation Plan was formally approved in December, 2011, and is effective through April, 2018. A Reclamation Bond of $172,793 is also in place.

(2) September 1, 2014 represents the “Good Until” date of the Ruby unpatented claims. In order to maintain a mining claim in California in good standing, the claim holder must perform annual work having a minimum cost of $100 or, alternatively, pay to the BLM an annual maintenance fee of $140.  Patented claims have no “Good Until” date, and instead are only subject to local and state taxes.  As of September 1, 2013, $10,640 was paid to maintain the unpatented claims, and $26,220 was paid in property taxes to maintain the unpatented and patented claims in good standing.

(3)  The sum total of the acreage of the unpatented claims is 1,506 acres.  However, as some placer claims overlap lode claims, the true acreage of the unpatented claim area is known to be approximately 1,320 acres, for a total property extent of approximately 1,755 acres including the subsurface patented claim area.

In June 2010, our Parent Company retained Mr. C. Gary Clifton, P. Geo., to visit Ruby in the Sierra County area of California to inspect its infrastructure and general conditions, assess its mineralization, and determine its potential to resume economic mining operations.  Mr. Clifton holds degrees in Geology and Geochemistry from Macquarie University in Sydney, Australia, with post-graduate studies in Geochemistry at UC Berkeley and Oregon State University. As a Registered Professional Geologist, Mr. Clifton has almost 40 years of experience with several major mining and petroleum companies, and is an independent consultant in mining exploration and exploration management, mineral property evaluation, and mining geology. He has conducted and managed exploration and evaluation programs for a wide variety of mineral commodities in the United States, Australia, and the Middle East. Mr. Clifton is currently President of Western Resource Group LLC, and is a Qualified Person as defined by National Instrument 43-101.

Mr. Clifton has no family or other relationship with any past or present Company officer, director, or affiliate, and he has no family or other relationship with any past or present principal or affiliate of the previous owner of Ruby, Ruby Development Company (“RDC”). Neither the Company nor our Parent Company has issued or is obligated to issue any of its stock in connection with Mr. Clifton’s engagement, and to the best of our knowledge Mr. Clifton does not own any shares of the Company or our Parent Company.

The following information has been reviewed for technical accuracy by Mr. C. Gary Clifton, P. Geo, and who is the Qualified Person as defined by National Instrument 43-101 for the Ruby project.

Location, Access, Physiography, and Climate

Ruby is located in southwestern Sierra County, in the northern part of the Sierra Nevada Foothills, Northern California. It lies approximately 25 air miles northeast of Grass Valley/Nevada City and is serviced by paved roads. Highway 49 passes through Downieville in the northern part of the area. The Pliocene Ridge road crosses the central part of the area and eventually merges with the Henness Pass road. There are paved spur roads to the town of Alleghany and the village of Forest City. The remaining few miles to the various mine sites are accessed by high quality, well maintained gravel roads.

The property is situated in the Sierra Nevada physiographic province and lies along the western slope of the Sierra Nevada Mountain range, at elevations varying from 2,500 feet in the canyons to more than 6,000 feet on the ridge crests. Regional physiographic conditions generally consist of gently to moderately rolling terrain, and steep sided plateaus with deeply incised streams and rivers.

The annual temperature varies between 10 and 100 degrees Fahrenheit. The annual precipitation varies between 50 and 70 inches, which falls principally as snow during the months of January, February and March.

Regional native vegetation typically includes pine, cedar and fir trees, manzanita, black oak, brush and native grasses. Commercial stands of second growth pine and Douglas Fir are sufficient to satisfy mine timber requirements, and there is ample water available.  Rock Creek is the nearest year-round stream and water source to the site, which crosses the northern portion of the property generally east to west. The north fork of Oregon Creek (a seasonal drainage) also crosses the southern portion of the property from northeast to southwest.

Property Description

The Ruby property covers approximately 1,755 acres, consisting of the subsurface mineral rights of two patented claims totaling approximately 435 acres and 30 unpatented claims containing approximately 1,320 acres. The mine encompasses at least four distinct underground river channels and three known lode gold veins.

The Ruby property comprises two contiguous claim groups; the Ruby and the Golden Bear (aka Carson Camp), both of which include lode and placer claims. The Ruby claims combine three past-producing gold mines, which are Ruby, the Bald Mountain Extension, and the Wisconsin. The Golden Bear claims comprise several former producing mines as well, which are the Golden Bear, the Ireland, and the Cincinnati. Collectively, the Ruby and Golden Bear claims have produced in excess of 350,000 ounces of gold in a mining history dating from the 1850's.

The property covers one and one-half miles of strike length along the Eastern Melones Fault, the major structure along which many of the gold deposits of the Mother Lode are localized. The property also encompasses an estimated 4 miles of partially mined and unmined auriferous Tertiary channels.   Ruby is located on the northern extension of the historic Mother Lode system, as evidenced in the map below that shows the location of the Alleghany-Downieville mining district in relation to the overall Mother Lode.

ALLEGHANY-
DOWNIEVILLE
DISTRICT
Gardner's Point
Pioneer Mines
Downieville
Sierra City
NORTH YUBA RIVER
Goodyears Bar
MIDDLE YUBA RIVER
Alleghany
Malakoff Diggings
SOUTH YUBA RIVER
80
WASHINGTON
DISTRICT
YUBA RIVER
Nevada
City
Grass
Valley
GRASS
VALLEY
DISTRICT
Reno
Lake
Tahoe
NEVADA
CALIFORNIA
Auburn
Georgetown
50
Placerville
Sacramento
Plymouth
MOTHER LODE DISTRICT
Jackson
San Andreas
Sonora
Stockton
YOSEMITE
NATIONAL
PARK
Coulterville
Mariposa
0
10
20
40 Miles
N

GOLD MINING DISTRICTS OF THE MOTHER LODE SYSTEM

KEEWATIN ENGINEERING INC.

Figure 3

State
Highway 49
Downieville:
Sierra County
Seat
RUBY MINE
Golden Bear
Camp
Lawry Shaft
Ruby Portal
Ruby
Tunnel
Black Channel
Workings
To Highway 49
Legend
Patented Subsurface
Mineral Rights
Mining Claims
(Unpatented)
Tunnels
Paved Roads
Gravel Roads

The most recently active mining areas include the Ruby Portal and Lawry Shaft locations. A Plan of Operations for mining operations on public lands in the Tahoe National Forest, as administered by the USFS, has been approved through December 31, 2018.  Current access roads to the site include Henness Pass Road, Sierra County Road 401, Forest Service Road 401-2, and Forest Service Road 30, along with a variety of small unimproved dirt connector roads. The site is primarily surrounded by public national forest lands administered by the USFS, with privately owned parcels adjacent to the northwest and northeast property boundaries. The privately owned parcels are designated for use as rural land, timberland, or mineral land.

History of Exploration, Development, and Production

Gold was originally discovered in the Alleghany-Downieville district in 1849, during the early days of the California gold rush. Since that time the district has produced at least 2.35 million ounces of lode gold from the vein deposits and at least 440,000 ounces of placer gold from the Tertiary channel deposits (not including an unknown amount of production from placer workings around Alleghany). Much of this production occurred intermittently, during relatively short periods of intense mining activity, separated by longer periods of minimal production when political and/or economic factors were unfavorable.

The history of the Ruby claim area dates from the 1850's, when placer gold occurrences were followed upstream from the North Yuba River to the headwaters of Slug Canyon where rich deposits of gold were discovered in a Tertiary gravel deposit. By the 1860's several mines were developing the gravels of a buried river system within the boundaries of the present Ruby property at the headwaters of nearby Rock Creek. These mines included the Golden Bear and the Guatemala. The Ruby portal was collared in December, 1880 to access the central portion of this rich river system. Between 1880 and 1889, Ruby produced 86,500 ounces of gold from three buried river channels.

In the early 1930's, C.L. Best, the co-founder of Caterpillar Tractor, acquired Ruby, and developed the Black channel. Best Mines produced an estimated 58,000 ounces of gold from the gravels before the government forced closure under War Production Board Order L-208. C.L. Best saved 123 nuggets of $100 value or greater for a personal collection. That collection is presently on display at the Los Angeles County Museum of Natural History.

After the Second World War, the cost of labor and supplies rose rapidly, while the price of gold remained frozen at $35 an ounce. The mine was not re-opened by Best and it was sold after Best's death in 1951. RDC acquired a lease on Ruby in 1959 and bought the property outright in 1966. Lessees intermittently worked the gravels of the Black channel from the Lawry shaft until the mid-1970's.

In the late 1970's, Ruby was leased to Alhambra Mines of Sparks, Nevada. During that same period, the Golden Lion Mining Corp. attempted to drive a decline to access the Cincinnati channel, which had previously been discovered in the quartz workings of the Cincinnati vein.

The Brush Creek Mining and Development Company, Inc. (“Brush Creek”) acquired Ruby in 1990.  From 1990 through 1995, Brush Creek rehabilitated and re-timbered approximately one and one-quarter miles of horizontal haulage tunnel supports and a 210 foot vertical shaft for access and mine safety, constructed a new wash plant and quartz mill, built underground roads for use by diesel loaders, installed a hoist and constructed a new sixty-foot steel head frame over the Lawry Shaft at Ruby, installed a complete underground ventilation system and electrical system at the Lawry Shaft, constructed a new waste water treatment system for use at the mill site, and modified and enlarged the structures at the mill site.  According to their SEC filings, Brush Creek’s total investment in Ruby was $4,554,575 as of June 30, 1997, including $2,251,714 of development costs, and $1,975,525 of mining equipment.  Production during this period was limited.  From December 1992 until July 1993, an estimated 7,300 tons of mineralized material was mined, resulting in the recovery of approximately 200 ounces of gold.  Brush Creek stated that these preliminary results were too small to be a reliable representative sample of the expected placer grades.  In 1994, approximately 400 tons were mined from the Lawry channel, at an average grade of 0.2 ounces per ton.  By 1995, mining operations were suspended, and except for limited periods of sporadic activity over the next few years, the mine was put on care and maintenance. Brush Creek briefly resumed operations in 1998, driving a development tunnel in the south Lawry Shaft workings. Due to low metal prices, the property was eventually forfeited and returned to RDC, who has maintained the property and permits since 1998.

Plant, Equipment, Permits, and Site Infrastructure

Site inspections conducted during June and July, 2010 by C. Gary Clifton, a certified professional geologist (P.Geo.) retained by our Parent Company as an independent consulting geologist to inspect and assess Ruby, and by management in September, 2010, confirmed that the Ruby is in excellent condition, and has been well maintained despite having not been operation since 1998.  The equipment currently on-site at the Ruby was mostly purchased in the period between 1990 and 1995 when the mine was last in production, and is therefore between 18 and 23 years old.  The equipment, including the wash plant and mill facilities, was confirmed to be in good working order, though some minor upgrades were expected to be needed once operations resume.

The equipment, fixed assets, and infrastructure in place include a 1,000 yard per day placer wash plant, 50-ton per day quartz mill, 6,000 feet of tracked haulage, and related support equipment needed for underground mining operations.  A second exit, the Lawry Shaft, almost 2 miles from the main portal, can provide natural ventilation for much of the underground workings. Surface buildings and facilities include a lumber mill, machine shops, offices, and accommodations.  The property also features an excellent system of roads, is accessible via paved highway from Reno or Sacramento, has abundant water and timber available for mining purposes, and has PG&E power available on-site.

Permits in place include a Plan of Operations, a Phase I Environmental Site Assessment, a Water Order, and a Reclamation Plan secured by over $172,793 in Reclamation Bonds. The current Plan of Operations, effective as of 2001, was formally renewed by USFS in February 2011. The Plan of Operations is now effective through December 31, 2018. The Waste Discharge Order has been reviewed and approved by the Water Quality Control Board prior to the commencement of mining operations, along with the Annual Fee for Waste Discharge Requirements for 2014, which was paid to the State Water Resources Control Board in November 2013.  The Reclamation Permit has been renewed through April 2018. In September 2011 the Company filed an updated Reclamation Plan with Sierra County and the California Department of Conservation Office of Mine Reclamation.  This updated Reclamation Plan was formally approved in December, 2011, and is effective through April, 2018. A Reclamation Bond of $172,793 is also in place.

Skilled underground hard-rock and placer miners with considerable experience in the local ground conditions reside in the area and will provide a valuable resource in the present and future development of the Ruby.

Geological Assessment

Ruby is an underground mine that is known to have produced over 350,000 ounces of gold since the 1850’s, but which currently has no known estimates of proven reserves.

Geological assessment work carried out by Mr. Gary Clifton P. Geo., during the summer of 2010, including extensive research to evaluate the resource maps and data from Brush Creek Mining’s operations in the 1990’s and Alhambra Mines in the early 1980’s, has identified 3.03 miles of unmined channel and 0.95 miles of partially mined channel available for mining using the existing infrastructure.  The following table provides the estimates of each channel surveyed by Mr. Clifton in July, 2010.  In compiling the data, the Pilot Channel is considered the northern extension of the Black Channel and the Mt. Vernon Channel is a tributary.  In addition, the stretch of Black Channel between the Big Bend and the Lawry Shaft is designated as partially mined, as is one-half of the stretch of the same channel between the Lawry Shaft and the mined portion of the Pilot Channel at the northern property boundary.  All measurements are in feet.

Channel	Mined	Partially Mined	Unmined	Total
Bald Mtn	7,500	--	--	7,500
Deep Rock Creek	5,500	--	2,000	7,500
Cincinnati	--	1,500	4,500	6,000
Black and Pilot	2,000	3,500	3,250	8,750
Mt. Vernon	--	--	3,000	3,000
Bald Mtn Extension	2,750	--	3,250	6,000
Totals (miles)	3.36	0.95	3.03	7.34

Additional channels as well as lode deposits in quartz veins are known to exist on the property.  These will require additional development and no attempt has been made as of yet to estimate the amount of gold they may contain.

During the 2010 summer program, 35 samples were collected by Mr. Clifton from the Lawry Shaft workings and sent to American Assay Laboratories Inc. in Sparks, NV for fire assay analysis. The samples, each weighing approximately 1 kilogram, were collected at 10-foot intervals at the gravel-bedrock interface at 5 locations (A through E) within tunnels and crosscuts.  At location C, samples C9 through C12 returned several high values, including 45.5 grams (1.45 ounces) and 15.05 grams (0.48 ounces) per metric ton (tonne) gold, as per the table below. This represents a 30-foot wide zone of placer gold-enriched sediments in which 3 of the 4 samples are highly anomalous.  This zone is considered mining width.  Having delineated a 30-foot wide zone with a limited 35-sample set, we believe this indicates that gold-rich gravels are relatively abundant, easily identified, and present in existing workings ready to be exploited.

	Dry	Au
	Weight	Fire
SAMPLES	lbs	ppb

A1	1	4
A2	2	4
A3	1	3
A4	2	11
B1	2	12
B2	2	8
B3	2	14
B4	1	72
B5	2	61
B6	2	9
B7	2	4
C1	3	5
C2	2	3
C3	2	3
C4	2	4
C5	3	7
C6	2	20
C7	2	7
C8	2	14
C9	2	15050
C10	2	18
C11	2	45500
C12	2	785
D1	2	453
D2	3	6
D3	3	49
D4	3	12
D5	3	12
E1	3	23
E2	2	12
E3	3	8
E4	2	8
E5	3	15
E6	3	10
E7	3	25

Regional Geology

The geology of the region consists of Mesozoic and Paleozoic metavolcanic rock, Paleozoic Calaveras Formation rocks (phyllite, schist, with thin beds of metachert), and Silurian slate with subordinate chert, conglomerate and sandstone. The Mesozoic era occurred between approximately 65 and 248 million years before present (“MYBP”). The Paleozoic era occurred between approximately 248 and 543 MYBP. The Silurian period was part of the Paleozoic era, and occurred between 417 and 443 MYBP.

Local Geology

The Alleghany-Downieville gold mining district is situated in the northern pan of the Sierra Foothills Metamorphic Belt, to the west of the Sierra Nevada Batholith. The district forms the northern continuation of the Mother Lode System, a major, north-northwesterly trending metallogenic province that extends for a distance of 160 miles and has produced over 125 million ounces of gold.

Most of the gold mines within the Mother Lode System are localized along the Melones Fault, a steep, easterly dipping crustal-scale suture that extends from Mariposa County in the south to Plumas County in the north. This structure marks the boundary between several tectonic terrains. In the northern part of the foothills belt, the structure defines the contact of continentally derived sediments of the Paleozoic Shoo Fly Complex to the east, with generally younger oceanic and volcanic island arc rocks of the Western Assemblage to the west. In the south, the structure marks the boundary between the Calaveras Complex, an Upper Paleozoic sedimentary sequence of deep water, oceanic affinity to the east with rocks of the Western Assemblage to the west.

121°
120°
40°
39°
38°
37°
TERTIARY & QUATERNARY
MESOZOIC INTRUSIVE ROCKS
SERPENTINIZED ULTRAMAFICS
WESTERN ASSEMBLAGE
CALAVERAS FORMATION
CALAVERAS COMPLEX
EASTERN ASSEMBLAGE
SHOO FLY COMPLEX
ADD
GVD
SACRAMENTO
MELONES FAULT
CALAVERAS - SHOO FLY THRUST
MLD
SIERRA NEVADA BATHOLITH
N
0
50
100 km.

FIGURE 2: SIERRA FOOTHILLS METAMORPHIC BELT

ADD: Alleghany - Downieville District

Geology of the Ruby Property

The Ruby property covers one and one-half miles of strike length along the Eastern Melones Fault, the major structure along which many of the gold deposits of the Mother Lode are localized. The property also encompasses an estimated 4 miles of unmined auriferous Tertiary channels.  Ruby is considered part of the northern extension of the historic Mother Lode system.

The locus of the Melones Fault coincides with a discontinuous zone of intensely sheared and variably altered serpentinite, commonly associated with more massive gabbroic rocks. These rocks are believed to represent part of an ophiolite suite. At the latitude of the Alleghany-Downieville district, the Melones Fault zone is up to 4 miles wide. At this location, the fault zone is occupied by a serpentinite-hosted melange of ophiolitic rocks, blueschist to greenschist-grade oceanic sediments and mafic volcanics, as well as complexly deformed, amphibolite-grade Paleozoic rocks

Mineralization and Deposit Type

The primary mineralization at Ruby is gold. The primary deposit type consists of gold-bearing Tertiary-age channels, as exemplified by the Bald Mountain and Bald Mountain Extension channels, both of which have been among the most prolific gold producers in the Alleghany-Downieville district.  Younger intervolcanic channels also formed rich placer gold deposits where the younger river system eroded and redeposited the auriferous gravels of the older channels. Examples of this type of younger channel include the Black channel in the vicinity of the Big Bend in Ruby and the Deep Rock Creek channel, which reworked extensive stretches of the Bald Mountain channel.

Distinct concentrations of placer gold have also been associated with the existence of quartz gold deposits. Some of the most productive quartz gold deposits in this area were discovered in the bedrocks while mining the placer channels. The quartz veins in this region typically extend to thousands of feet in depth, and are noted for rich shoots often containing spectacular pockets of Gold-in-Quartz. The Ruby is known to contain quartz vein deposits, as exemplified by the Wolf Vein near the Bald Mountain Channel.

Ruby Mine Mining Plan

The Ruby mining plan anticipates that much of the first season will be engaged in determining the exact locations of the targeted channels with bulk sampling, exploration drifting (tunneling), and establishing development headings in these channels.

The initial work has concentrated on rehabilitating the Ruby tunnel, renovating the Ruby Mill, improving the infrastructure, and getting Ruby facilities and equipment into good working order. The Company began rehabilitation of the Ruby tunnel in October, 2011.  The initial phase of this work was completed in the third quarter of 2013 with the restoration of natural air flow throughout the extent of the Ruby tunnel and the reopening of the tunnel for a full mile to restore access to the Black Channel and the Big Bend mining targets.  Mill renovation has been completed, and the wash plant is fully operational as of the date of this registration statement.  As of September 30, 2013, construction and renovation costs directly related to the Ruby tunnel rehab and excluding acquisition, depreciation, and regulatory expenses totaled $1,239,863.

The Pilot and Mount Vernon Channel targets are projected to lie in the near vicinity of the existing Lawry Shaft workings.  Active exploration tunneling ("drifting") with air-powered slushers and trackless loaders ("LHD's") is expected to be underway shortly after mining operations begin and the Lawry Shaft section of the mine is fully rehabilitated.

Construction of the 1,500 foot Deep Rock Creek Project access tunnel can also begin once mining operations commence. This tunnel will be a tracked haulageway. The rate of progress will be determined by the amount of time required to complete the maintenance program in the Ruby tunnel beyond the "Daylight Turn" where the Deep Rock Creek Access Tunnel begins. This maintenance will also be required prior to constructing the Big Bend Bypass Raise to the Black Channel workings. This maintenance work was completed in the third quarter of 2013.  Construction of the Big Bend Bypass Raise is currently in progress as of the date of this registration statement.  As of the date of this registration statement, the Company has also commenced test mining (bulk sampling) operations in the White Channel section of the Ruby tunnel.

The mining plan anticipates a "herring bone" drift pattern for development of the channels. A central tunnel (known as a "drift") will be driven following the gut (“deepest part”) of the channel. This drift will be continued until the end of the channel is reached and the length of the resource has been defined. Regularly spaced crosscuts (known as "crosscut drifts") will be driven out on each side of the central drift to determine the width of the channel.

The material mined from these development drifts will be washed in the placer plant. Careful records of the gold recovery will also provide a grade for the material "blocked out" in this process, thereby developing a proven resource to be mined in the production phase of the mining plan.

Ruby typically experiences considerable snow fall, and a decrease in activity is planned for during the winter months of Year 1. It is expected that the Ruby will operate year-round once the operation is well established.

Operational Considerations

The southern working area, the Deep Rock Creek Project, is accessible by the Ruby tunnel, which is equipped with 30 lb. rail and 4" Victaulic steel compressed air pipe. The northern area, the Lawry Shaft Project, will be mined by LHD's from the existing tunnel system.

On the north end, entry to the mine is through the Lawry Shaft which has a steel headframe and a complete hoist house and hoisting facilities for men and materials. There are two LHD's with 1 yd. buckets underground. There is a 40 hp. fan and a secondary ventilation fan with fan line as well as water and compressed air lines and electrical service underground. Electricity in this area is provided by PG&E and a 150 kw diesel generator providing backup power. A 250 cfm electric compressor located on the surface provides compressed air.

The south end of the mine is accessible by a portal. Electricity is provided by 250 kw and 55 kw diesel generators and compressed air by a 750 cfm diesel compressor. There is a 40 hp. ventilation fan located underground, electric and diesel trammers, ore cars and flat cars. The site has a shop with an electric overhead hoist on a track and various tools, mill buildings, a 4,500 gallon diesel tank with containment basin under cover, a 1,000 yard-per-day placer gravel recovery plant and a 50 ton per day hard rock quartz recovery plant.

The north and south ends of the mine are connected underground, which facilitates natural ventilation and provides an exit at both ends.

The north end has a 2 story bunkhouse which can provide accommodations, a trailer which can also be used for accommodations, and an office. The adjacent cook shack will accommodate several more people. There is a 40' by 70' steel shop building on a concrete slab, a 10,000 gallon double-walled diesel tank, and other buildings. Electricity in this area is provided by PG&E.

The property contains Douglas fir trees which can be used for mine timber. The USFS has marked trees for cutting, and there is a bandsaw lumber mill on the property. Several thousand board feet of milled mine timbers are currently onsite.

The property is serviced throughout by a system of good dirt roads and oiled roads, with paved roads to the property from Highway 49. The property has a great deal of flat and useable areas available, and there is ample working room around the shops and other buildings.

The mine has rock drills, slushers and tuggers, additional fans and pumps, both air and electric powered, and much miscellaneous equipment, tools, and supplies. The mine also has a Peterbilt water truck, International flatbed truck, Oshkosh 4x4 dump truck, and Hyster equipment trailer. There is a large dump facility as well as ponds for water storage and ample process water that exits from the Ruby tunnel.

Description of Mining Process

Although the grades encountered in the ancient river channels of the Alleghany District are extremely high relative to most placer deposits elsewhere in the world, underground mining costs are also much higher than the cost of open pit or dredge methods employed in most present-day placer operations. This cost reality, together with the erratic distribution of the gold, requires that selective mining methods based on strict grade control be utilized in order to achieve a profitable operation.

A cost effective underground mining operation is accomplished by a two-phase process:

(a) Development occurs on the advance by drifting upstream or downstream along the axis of the channel, with crosscuts driven every fifty to one hundred feet. The muck from these workings is slushed to passes that lead to the main haulage level within the bedrock below the channels. This production is accompanied by face and rib sampling and by bulk testing of the muck from the development headings. Each round is quantitatively analyzed to map out the grade distribution of the gold. This work is followed by;

(b) Selective mining (“breasting”) during the retreat, using the drift as the main haulage-way and leaving pillars of lower grade material. This is facilitated by careful mine planning based on the geometry of the channel and the grade distribution ascertained from the development phase.

Description of the Recovery Process

The mined gravel, or muck is transported from the mine along the tracked haulageway to the mill and dumped into the ore bin directly above the gravity separation washing plant.  The wash plant is a closed-circuit system which recycles the wash water.  The gravel is scraped onto a feed belt which elevates and dumps the material into the scrubber (trommel -- a large, inclined metal cylinder).  Water is added and the scrubber is rotated in a clockwise direction at twelve revolutions per minute to thoroughly wash the gravel.  Retaining rings inside the scrubber catch the larger gold nuggets.  The washed gravel is discharged through slots in the final section of the scrubber that serve as a sizing screen. All plus 3/4 inch material is rejected to the coarse material belt which moves the reject gravel to the stacker belt for transport.

The remaining minus 3/4 inch material and excess water falls onto the walking bottom sluice box. This sluice box is a gravity separation device which utilizes Hungarian riffles mounted on a moving rubber belt to trap all high specific gravity material. The riffle bed rotates up the grade through the sized material and water, cycling completely every twenty minutes while continually dumping the heavy concentrate into the live bottom sluice box.

All lighter material not trapped in the Hungarian riffles is washed off the discharge end of the walking bottom sluice box and over a 1/8 inch vibrating dewatering screen.  The dry plus 1/8 inch, minus 3/4 inch material is vibrated onto a skid plate that loads directly onto the stacker belt for transport to the waste dump.  The minus 1/8 inch material and water is discharged into the dewatering sand screw.

The live bottom sluice box utilizes a cam-operated jigging action within its bed to further concentrate, grade and separate all gold and other high specific gravity material. The trapped gold and heavy concentrate is cleaned from the box once a day and transported to the gold room for final cleanup.

The lighter material not concentrated within the bed is washed out of the live bottom sluice box with the excess water and discharged into the dewatering sand screw.  The coarser material is dried by the dewatering sand screw and dumped onto the stacker belt.  The finer waste material is discharged with the wash water to the primary settling pond. The wash water continues to the second settling pond from which it is pumped back to the scrubber at the head of the system.  Water discharging from the tunnel is piped to the head of the system by gravity as needed for make up water.

A backhoe is used as required to bail the fine settled material from the primary settling pond to dry before transport to the waste dump.

A backhoe is used as required to bail the fine settled material from the primary settling pond to dry before transport to the waste dump.

Business Plan

In October 2011, the Company engaged a mining contractor, CME Services of Grass Valley, CA, to do the rehabilitation work required to bring Ruby to the production stage.  Test mining (bulk sampling) operations in the White Channel began in September 2013 and are currently ongoing as of the date of this registration statement.  Going forward, we plan to hire additional personnel to oversee operations and develop the necessary internal infrastructure to initiate, maintain, and increase gold production.

Employees

We have engaged the services of a mining contractor, CME Services of Grass Valley, CA, who employs 10 miners that are currently working at Ruby.  We also have 6 consultants and other independent contractors whose hours vary from week to week.  We believe we have good relations with all of our workers and do not have any unionized workers.

Competition

We do not have any direct competition with respect to mining claims that we own or the gold we expect to produce.  The global gold market is very liquid, and there is no difficulty in selling gold into the market at prevailing spot prices.

In the course of executing our business plan, we expect to compete with other mining companies for qualified miners and other consultants, employees and equipment that we may require in order to conduct our operations.

Competition for financial capital in the resource sector is intense.  In the event our Parent Company can no longer continue to fund our operations or our efforts to secure alternative financing are unsuccessful, we cannot give any assurances that we will be able to compete for additional capital funds should it become necessary.

Government Regulation

Ruby is subject to regulation in the United States by the Federal Environmental Protection Agency, the Federal Department of the Interior, the Bureau of Land Management, the US Forestry Service, the US Department of Labor Mine Safety and Health Administration (“MSHA”), as well as other comparable state agencies, such as the California Department of Conservation Office of Mine Reclamation (“OMR”), the California State Water Resources Control Board  and the California Division of Occupational Safety and Health (“Cal/OSHA”).  At Ruby, we are also subject to various federal and state statutes, such as the Federal Mine Safety & Health Act of 1977, the Federal Mine Improvement and New Emergency Response Act of 2006, the Federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the "Superfund" law, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, and the California Surface Mining and Reclamation Act (“SMARA”). The failure or delay in making required filings and obtaining regulatory approvals or licenses will adversely affect our ability to carry out our business plan.  The failure to obtain and comply with any regulations or licenses may result in fines or other penalties, and even the loss of our mining rights. We expect compliance with these regulations to be a substantial expense in terms of time and cost. Therefore, compliance with or the failure to comply with applicable regulation will affect our ability to succeed in our business plan and ultimately to generate revenues and profits.  We expect that our operations will comply in all material respects with applicable laws and regulations.  We believe that the existence and enforcement of such laws and regulations will have no more restrictive effects on our operations than on other similar companies in the resource industry.

Seasonality of Business

Weather conditions will affect our ability to mine Ruby once we begin mining operations.  In the winter months, especially January, February, and March, the roads leading to the property may become impassable because of snow. While we expect to maintain a year-round operation once Ruby is in full production, we may experience operational interruptions if our work crews are off-site and unable to reach the mine, or if the delivery of supplies is postponed, etc.  We expect that any such interruptions will be temporary, although any interruption of a significant duration may have a material effect on our revenue.

Reports to Security Holders

Pursuant to the informational requirements of the Securities Exchange Act of 1934, we intend to file annual, quarterly and other reports and information with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy these reports, statements, or other information we file at the SEC's public reference room at 100 F Street N.E. Washington D.C. 20549. Our filings will also be available to the public from commercial document retrieval services and the Internet worldwide website maintained by the SEC at www.sec.gov.

Executive Offices

Our principal executive offices are located 571-C Searls Ave., Nevada City, CA 95959.  Our telephone number is (530) 470-9230.

ITEM 1A. RISK FACTORS

Risks Related To Our Business

We have been the subject of a going concern opinion by our independent auditors who have raised substantial doubt as to our ability to continue as a going concern

Our audited financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated any revenues since inception and has never paid any dividends and is unlikely to pay dividends in the foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploration of economically recoverable reserves in its resource properties, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations. The Company has had very little operating history to date. Our financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the ability of the Company to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $2,156,470 as of September 30, 2013. In addition, we have a working capital deficit of $3,481,697 as of September 30, 2013. We had a net loss of $846,831 for the nine months ended September 30, 2013, and net losses of $880,056 and $441,369 for the years ended December 31, 2012 and 2011, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to generate profits and are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

As of the date of this registration statement, the Company has been spending approximately $100,000 per month to maintain operations at Ruby.   We believe these expenses will increase in the future as we hire new workers and expand operations. We currently rely on loans and cash advances from our Parent Company to provide the capital required to maintain operations at its current level, which we believe can be maintained at present levels for the foreseeable future.  Going forward, upon becoming a fully-reporting company, we estimate it will cost an additional $2,500 to $5,000 per month in SEC compliance fees, consisting primarily of accounting, legal, and edgarization fees.  If we cannot generate enough revenue from mining to cover these costs, we believe we can rely on loans and cash advances from our Parent Company to make up for any revenue shortfall. If we cannot generate sufficient revenue or raise additional funds through loans, cash advances, or equity, we may not be able to maintain operations or make timely filings with the SEC.  The mortgage on the Ruby Property will require us to pay $60,000 per month through December 30, 2015. The Company believes it can rely on loans and cash advances from our Parent Company to make up for any revenue shortfall. We may also consider securing funding independently of our Parent Company through loans and private placements with other parties and financial institutions.  However, there is no assurance that we will continue to receive sufficient funding from our Parent Company, or that we will be successful in securing capital from alternative sources.  If we cannot generate sufficient revenue or raise additional funds through loans or equity we may not be able to maintain the mortgage on Ruby.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans and stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans or stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

We do not have a long history of running our business upon which investors may evaluate our performance, and therefore investors bear all the risks of a company beginning to implement its business plan.

We are implementing our business plan for the Company which remains in its earlier stages. We have engaged in activities to re-open Ruby by rehabilitation of the Ruby tunnel, securing our permits, submitting to inspection by MSHA and Cal/OSHA, and conducting further exploration and geological mapping in the areas of the mine currently accessible to us. There is a significant amount of additional work and investment necessary for us to successfully execute our overall business plan. Investors should consider that the future of our business includes substantial risks associated with our stage of development and our short operating history.  An investment in the Company is speculative.

We may face many of the challenges that a developing company in the mining industry typically encounters which may impede or prevent successful implementation of our business plan.

These challenges include, but are not limited to:

•	Evaluation and staking of new prospects;

•	Maintaining claims and permits in good standing;

•	Engaging and retaining the services of qualified geological, engineering and mining personnel and consultants;

•	Establishing and maintaining budgets, and implementing appropriate financial controls;

•	Identifying and securing joint-venture partners;

•	Establishing initial and ongoing exploration and development plans for mining prospects;

•	Obtaining and verifying independent studies to validate mineralization levels on our prospects; and

•
Ensuring the necessary exploratory and operational permits are filed on a timely basis, the necessary permits are maintained and approved by governmental authorities and jurisdictions, and adhering to all regulatory and safety requirements.

The failure to address one or more of these above factors may impair our ability to carry out our business plan.  In that event, an investment in us would be substantially impaired.

We will be dependent on locating and hiring, at economical rates, mining personnel and independent contractors for the implementation of our business plan without whom we will not meet the expected timing of implementation of our business plan.

We may not be able to locate, employ or retain persons with the appropriate experience and skills to successfully execute our business plan.  The inability to do the specific tasks required on a timely basis or at all may result in the delay of implementing our business plan, thereby causing additional expense or our business failure.

Ruby has no proven or probable reserves, and production may be less than expected, or may never begin at all.

Our current resource estimate at Ruby is inferred, or hypothetical.  While past production is a good indicator, past production does not guarantee future results.  If our mining efforts fail to produce a grade of gold high enough to sustain an economic enterprise, our Ruby project may fail.  In the event of such a failure, our inability to repay any accumulated debt incurred from the Ruby project may cause our business to fail.

Our ability to begin mining operations at Ruby requires that we raise sufficient capital to pay off the mortgage on the Ruby property and provide enough operating capital to begin as well as sustain commercial production.  If we fail to secure enough capital from existing or any other funding sources, we may have to curtail the Ruby project and forfeit the Ruby property.

Our business plan depends on the price of gold rising or at least remaining stable.

Metal prices and gold in particular are often highly volatile.  Any significant decrease in actual versus expected prices that results in a market price below our actual cost of production will result in a suspension of operations, in which case our business could fail.

The US Government owns most of the land covered by our mining claims, and our ability to conduct mining operations is subject to maintaining our claims in good standing and abiding by the terms of our Plan of Operations.

The land covered by most of our mining claims is owned by the US Government, and administered by the BLM and the USFS.  All of our claims are in good standing through August 31, 2014 with both the BLM in Sacramento and Sierra County in Downieville, CA. Annual BLM claim fees are currently $10,640 per year.  Sierra County property taxes are currently $26,220 per year. As of the date of this registration statement, all BLM fees and Sierra County property taxes have been paid and are current.  Ruby is fully-permitted for underground exploration, small scale development and small scale production.  The current Plan of Operations was formally renewed by USFS in February 2011, and is effective through December 31, 2018. In the event we change or cause to change the terms of our Plan of Operations, or if USFS notifies us that we may be in violation of any of the terms of our approved Plan of Operations, we will have to file an amendment to the plan with USFS, which would cause operations to be suspended, possibly indefinitely.

Our President and Chief Executive Officer does not have any training specific to the technicalities of mineral exploration, and there is a higher risk our business will fail

Mr. Perry Leopold, our President and Chief Executive Officer, does not have any formal training as a geologist or a mining engineer. We do have qualified geologists and mining engineers on staff, but Mr. Leopold has the ability to accept or not accept their recommendations on any particular matter. As a result, our upper management may lack certain skills that are advantageous in managing an exploration or production company. In addition, Mr. Leopold’s decisions and choices may not take into account standard engineering or managerial approaches mineral exploration and mining companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in geology and mine engineering.

We have one key employee, our Chief Executive Officer, who also has other business interests, and he may not be able to devote a sufficient amount of time to our business operations, causing our business to fail

Mr. Perry Leopold, our Chief Executive Officer, currently devotes 40 or more hours per week to our business affairs and the business affairs of our Parent Company, and currently devotes less than 10 hours per week total on his other business interests, specifically, Speebo, Inc., Circular Logic, Inc., and The PAN Network. Mr. Leopold also serves as a consultant to a major consumer electronics firm on legacy technology issues related to his work with The PAN Network in aiding the development of the internet in the 1980’s, and which is done only as time permits, on an as-needed as-available basis. Should the demands from any of Mr. Leopold’s other business interests increase in the future, it is possible that Mr. Leopold may not be able to devote sufficient time to the management of our business, as and when needed. If our management team is unable to devote a sufficient amount of time to manage our operations, our business will fail.

Risks Related to Our Industry

Our gold exploration efforts are highly speculative in nature and may be unsuccessful.

Gold exploration and extraction is highly speculative in nature, involves many risks, and frequently is unsuccessful. Especially where quartz veins are involved, substantial expenditures are required to establish proven and probable ore reserves or resources through drilling and bulk sampling, and to determine metallurgical processes to efficiently extract the gold and other metals from the ore. The ability to successfully exploit commercially viable deposits within our mining claims depends on being able to secure experienced management and the requisite personnel to successfully exploit them.  Grade control is also critical, as the grade of a mineral deposit can vary substantially over its strike length, rendering what was initially believed a profitable deposit of little or no value. As a result of the foregoing uncertainties, no assurance can be given that our exploration and development programs will be successful, or that once commercial mining operations begin we will be able to identify, expand, or replace current or future production with new reserves or resources.

Records of historical past-production notwithstanding, development projects have no recent operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon development of proven and probable ore reserves let alone inferred or hypothetical resources may differ significantly from those originally estimated. Moreover, metal prices are highly volatile, and significant decreases in actual over expected prices may mean reserves and resources, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

Other risk factors include changes in regulations, environmental concerns or restrictions, technical issues relating to exploration, development, and extraction, such as rock falls, subsidence, flooding and weather conditions, safety requirements, and labor issues.  Any of these factors individually or together could delay or halt implementation of the business plan or raise costs to levels that may make it unprofitable or impractical to pursue our business objectives.

Regulatory compliance is complex and the failure to meet all the various requirements could result in loss of a claim, fines or other limitations on our business plan.

Ruby in Sierra County, California, is subject to US regulation by the Federal Environmental Protection Agency, the Federal Department of the Interior, the Bureau of Land Management (“BLM”), the US Forestry Service (“USFS”), the US Department of Labor Mine Safety and Health Administration (“MSHA”), as well as other comparable state agencies, such as the California Department of Conservation Office of Mine Reclamation (“OMR”), the California State Water Resources Control Board  and the California Division of Occupational Safety and Health (Cal/OSHA”).  At the Ruby, we are also subject to various federal and state statutes, such as the federal Mine Safety & Health Act of 1977, the federal Mine Improvement and New Emergency Response Act of 2006, the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the "Superfund" law, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, and the California Surface Mining and Reclamation Act (“SMARA”). Where EB-5 funding has been applied for, offered, or secured, we are subject to regulation by the US Department of Homeland Security and the United States Citizenship and Immigration Services ("USCIS"). The acquisition of a prospect in Mexico, or any other country, will be subject to similar regulatory agencies requirements by various agencies in each country.  In all cases, the failure or delay in making required filings and obtaining or maintaining regulatory approvals or licenses will adversely affect our ability to carry out our business plan.  The failure to obtain and comply with any regulations or licenses may result in fines or other penalties, and even the loss of our rights over a prospect. We expect compliance with these regulations to be a substantial expense in terms of time and cost. Therefore, compliance with or the failure to comply with applicable regulation will affect our ability to succeed in our business plan and ultimately to generate revenues and profits.

Competition may develop which could hinder our ability to attract or retain key employees

As metal prices continue to increase and demand grows, we expect new companies to form and compete with the already numerous junior and developed mining, exploration and production companies in existence.  Some of these companies may be better funded, or more successful in their projects, and thereby diminish our ability to attract or retain key employees or execute our business plan.

We could fail to attract or retain key personnel, which could be detrimental to our operations.

Our success currently depends on the efforts and abilities of our Chief Executive Officer, Perry Leopold. The loss of his services could materially harm our business because of the cost and time necessary to find his successor. Such a loss would also divert management’s attention away from operational issues. We do not presently maintain key-man life insurance policies on our Chief Executive Officer. To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract sufficient number and quality of staff.

New development activities require substantial capital expenditures.

New development activities, if done independently and without benefit of a joint-venture partner, require substantial capital expenditures for the extraction, production and processing stages and for machinery, equipment, supplies, and experienced personnel. It is likely that additional sales of equity or debt securities will be required in the near future to meet our short-term capital needs.  Sales of additional equity securities could result in the dilution of the interests of shareholders. There can be no assurance that the Company will generate sufficient cash flow and/or that it will have access to sufficient external sources of funds in the form of outside investment or loans to continue development activities at the same or higher levels than in the past.

Risks Related to Our Relationship With North Bay

We are a subsidiary of North Bay, and accordingly our business is substantially controlled by North Bay

North Bay currently owns 100% of our issued and outstanding shares of common stock. This means that North Bay will have the voting power to elect our entire Board of Directors and to control our management.

North Bay intends to issue a special stock dividend to the holders of North Bay’s issued and outstanding common stock (“North Bay Shareholders”). The North Bay Shareholders will receive shares of common stock of RGI based on a ratio yet to be determined, whereby North Bay’s ownership of our common stock may be reduced by as much as 50% or more.  Nevertheless, it is expected that North Bay will remain our majority shareholder, and will therefore have the voting power to elect our entire Board of Directors and to control our management.

North Bay could cause corporate actions to be taken even if the interests of North Bay conflict with the interests of our other shareholders. This concentration of voting power could have the effect of deterring or preventing a change in control that might be beneficial to our other shareholders.

As the majority shareholder, North Bay will have the voting power to approve or disapprove any matter or corporate transaction presented to our shareholders for approval, including but not limited to

•	any amendment of our certificate of incorporation or bylaws;

•	any merger or consolidation of us with another company;

•	any recapitalization or reorganization of our capital stock;

•	any sale of assets or purchase of assets; or

•	a corporate dissolution or a plan of liquidation of our business.

We will initially rely upon North Bay for certain services and resources

We will initially rely on North Bay to provide financing and certain management and administrative services, including but not limited to operational oversight at Ruby, certain legal services, accounting, and financial management. We have entered into a Joint Venture Agreement (the “JV Agreement”) with North Bay under which we have agreed to ultimately bear all costs presently afforded us by North Bay for services and materials. We have agreed to repay all cash advances and other expenses paid on our behalf by North Bay to enable us to execute our business plan.  There is no formal repayment plan currently in effect, and we continue to rely on North Bay to fund and maintain operations.

A majority of our directors are also directors of North Bay

The current members of our Board of Directors also serve on the North Bay Board of Directors. This commonality of directors means that we will not have a Board of Directors making business decisions on our behalf independent from North Bay. We intend to appoint additional directors to our Board of Directors who will be independent of North Bay, but any new directors must be approved by North Bay, and they may potentially be removed from our Board by North Bay, as the majority shareholder.

Conflicts of interest may arise from our relationship with North Bay

Our relationship with North Bay could give rise to certain conflicts of interest that could have an impact on the execution of our business plan, business opportunities, and operations generally.

Our Chief Executive Officer and Chairman of the Board of Directors controls our Parent Company, North Bay, and thus has the ability to control our business direction, and which could potentially create a conflict of interest.

Our Chief Executive Officer and Chairman of the Board of Directors, Mr. Perry Leopold, owns 80% of the voting shares of our Parent Company by virtue of his ownership of 100% of the issued and outstanding Series I Preferred Shares of North Bay. Accordingly, as long as our Parent Company continues to be our majority shareholder, Mr. Leopold is likely to be in a position to control the election of our Board of Directors and the selection of officers, management and consultants.  He will also have significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. While we have no current plans with regard to any merger, consolidation or sale of substantially all of our assets, the interests of Mr. Leopold may potentially differ from the interests of the other stockholders.  Mr. Leopold is also in a position that creates an inherent potential for a conflict-of-interest to arise in the future.

We anticipate our operating expenses will increase and we may never achieve profitability

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without increasing or realizing any significant revenues. We expect to incur continuing and significant losses into the foreseeable future. As a result of continuing losses, we may exhaust all of our resources and be unable to execute on our business plan. Our accumulated deficit will continue to increase as we continue to incur losses. We may not be able to earn profits or continue operations if we are unable to generate significant revenues. There is no history upon which to base any assumption as to the likelihood that we will be successful, and we may not be able to generate any operating revenues from mining or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

As of September 30, 2013, we had approximately $3,474,746 in debt owed to our Parent Company.

As of September 30, 2013, the Company has approximately $3,474,746 in debt owed to our Parent Company. $1,869,710 of this amount is the balance due on the Ruby mortgage, and $1,605,036 is the amount of cash advances received and expenses paid on our behalf by our Parent Company. This debt is expected to increase going forward as the Company continues operations funded by loans and cash advances from our Parent Company.  This debt is due on demand, currently accrues no interest, and is non-recourse. We expect to repay this debt over time through revenue generated from gold production.  However, our Parent Company reserves the right to sell this debt to a third party, in which case the debt may at some point in the future be converted in whole or in part to equity.  Should any conversion of this debt to equity occur, there is a risk of significant dilution to existing shareholders.

Upon successful execution of our business plan, our potential income from Ruby is limited to 50% of net profits.

By virtue of a joint-venture agreement with our Parent Company, we are obligated to split net income equally with our Parent Company after all debt has been repaid.  As a result, our potential income from operations at Ruby is limited to 50% of net profits.

Risks Pertaining to Our Common Stock

There is no public market for our common stock

There presently is no public market for our common stock or any of our other securities. We intend to apply for a stock symbol and to list our shares on the OTCQB but there is no assurance that our stock symbol will be issued, or that a robust trading market will develop even if it is approved.

We intend to have our shares quoted on the OTCQB. As such, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC

We intend to have our common stock quoted on the OTCQB, which will require that we remain current in our filings with the SEC in order for shares of our common stock to remain eligible for quotation on the OTCQB. In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a 30 or 60 day grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the OTCQB investors in our common stock may find it difficult to sell their shares.

Trading of our stock, when and if available, may be restricted by the SEC’s penny stock regulations, which may limit a stockholder’s ability to buy and sell our stock.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $10,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale

Sales of substantial amounts of our common stock in the public market following the distribution of a stock dividend by our Parent Company, or the perception that those sales could occur, could cause the market price of our common stock to decline. Sales of substantial amounts of common stock could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Because we do not pay dividends, our common stock may not be a suitable investment for anyone who needs to earn dividend income

We do not pay cash dividends on our common stock. For the foreseeable future, we anticipate that any earnings generated in our business will be used to finance the growth of our business and will not be paid out as dividends to our shareholders. This means that our common stock may not be a suitable investment for anyone who needs to earn income from their investments.

Shareholders may experience dilution because of future issuance of additional shares of our common stock and our preferred stock

In the future, we may issue shares of our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our shareholders. As of the date of this registration statement we are currently authorized to issue an aggregate of 760,000,000 shares of common stock, consisting of 750,000,000 shares of common stock and 10,000,000 shares of preferred stock.   As of the date of this registration statement there are 300,000,000 shares of common stock issued and outstanding.

We may issue additional securities in order to raise additional capital, or in connection with hiring or retaining employees or consultants, or in connection with future acquisitions, or for other business purposes. The future issuance of any such additional shares of common stock or other securities may create downward pressure on the trading price of our common stock.

While no preferred shares have as yet been designated for issuance, we may at some future date designate and  issue up to 10,000,000 shares of preferred stock having rights, preferences, and privileges senior to the rights of our common stock with respect to dividends, rights to share in distributions of our assets if we liquidate our company, or voting rights. Any preferred stock may also be convertible into shares of common stock on terms that would be dilutive to holders of common stock.

We are an "emerging growth company," and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors

We are an “emerging growth company,” as defined in the JOBS Act, and we may elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) December 31, 2018; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

ITEM 2. FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto, included elsewhere in this prospectus.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to those differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview

We seek to acquire, develop, and exploit natural resource properties with extensive reserves of gold and other precious metals.

On July 1, 2011, we acquired Ruby. Ruby is an underground placer and lode mine located between Downieville and Forest City, in Sierra County, California.  With the exception of Ruby, we currently do not control any properties with active or imminent mining operations in the United States or elsewhere.

The Company’s business plan is to explore and develop Ruby’s resources, and generate revenue through gold production once commercial operations begin at Ruby.  Execution of the business plan was initiated in October 2011 when the Company began rehabilitation work in the Ruby tunnel to clear obstructions that were blocking natural air flow from the second exit, and which were preventing access of the mining targets that are known to be present one mile deep within the tunnel.  While this rehab work is still ongoing, in July 2013, the Company successfully broke through and restored natural airflow throughout the entire length of the tunnel, and subsequently secured access to some of the principal known mining targets. Initial mining operations began in September 2013 to prepare for bulk sampling and test mining.  Test mining began the week of November 18, 2013, and will continue through the winter, weather-permitting. There is no estimate as of yet of when commercial mining operations will begin, and there is no guarantee that our mining operations will be successful.

On December 2, 2013, the Board of Directors of our Parent Company authorized the spinoff of RGI as a separate and independent public company by distributing shares of RGI’s common stock to North Bay Shareholders based on a ratio yet to be determined.  On the same date, the Board of Directors of RGI authorized the formalization of a joint-venture agreement between the Company and our Parent Company with regard to Ruby on a 50/50 profit-sharing basis.

We expect to generate long-term revenue from our acquisition of Ruby, through the acquisition of additional mines, and by the development of our properties, either independently or through joint-venture partners, into operating mines.  There is no assurance that these efforts will be successful, or that Ruby or any other future projects will be economically viable.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated any revenues since inception and has never paid any dividends and is unlikely to pay dividends in the foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploration of economically recoverable reserves in its resource properties, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations. The Company has had very little operating history to date. Our financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the ability of the Company to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $2,156,470 as of September 30, 2013. In addition, we have a working capital deficit of $3,481,697 as of September 30, 2013. We had a net loss of $846,831 for the nine months ended September 30, 2013, and net losses of $880,056 and $441,369 for the years ended December 31, 2012 and 2011, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to generate profits and are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

As of the date of this registration statement, the Company has been spending approximately $100,000 per month to maintain operations at Ruby.   We believe these expenses will increase in the future as we hire new workers and expand operations. We currently rely on loans and cash advances from our Parent Company to provide the capital required to maintain operations at its current level, which we believe can be maintained at present levels for the foreseeable future.  Going forward, upon becoming a fully-reporting company, we estimate it will cost an additional $2,500 to $5,000 per month in SEC compliance fees, consisting primarily of accounting, legal, and edgarization fees.  If we cannot generate enough revenue from mining to cover these costs, we believe we can rely on loans and cash advances from our Parent Company or from third party financing to make up for any revenue shortfall. If we cannot generate sufficient revenue or raise additional funds through loans, cash advances, or equity, we may not be able to maintain operations or make timely filings with the SEC.  The mortgage on the Ruby property will require us to pay $60,000 per month through December 30, 2015, an obligation our Parent Company has incurred on our behalf. The Company believes it can rely on loans and cash advances from our Parent Company to make up for any revenue shortfall. We may also consider securing funding independently of our Parent Company through loans with other parties and financial institutions. However, there is no assurance that we will continue to receive sufficient funding from our Parent Company, or that we will be successful in securing capital from alternative sources.  If we cannot generate sufficient revenue or raise additional funds through loans or equity we may not be able to maintain our mortgage on Ruby.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans and stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans or stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet its financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

Summary of Significant Accounting Policies

Revenue Recognition

The company has recognized no mining revenue to date. In the future mining revenue will be recognized according to the policy described below.

Revenue is recognized when the following conditions are met:

(a) persuasive evidence of an arrangement to purchase exists;
(b) the price is fixed or determinable;
(c) the product has been delivered; and
(d) collection of the sales price is reasonably assured.

Under the terms of concentrate or dore sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Mineral Property Costs

Mineral property acquisition costs are capitalized upon acquisition. Mineral property exploration and development costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven, proved, probable, inferred, or possible reserves, the costs incurred to develop such property are capitalized. To date the Company has not established any proven or probable reserves on its mineral properties.

The Company reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the review indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of the assets and liabilities, and are measured using enacted tax rates that will be in effect when the differences are expected to reverse.

The Company adopted the provisions of the FASB interpretation related to accounting for uncertainty in income taxes, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions.  The Company believes it does not have any uncertain tax positions taken or expected to be taken in its income tax returns.

Fair Value of Financial Instruments

Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement reaffirms that fair value is the relevant measurement attribute. The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein. The carrying amounts of cash, prepaid expenses and accrued expenses reported on the balance sheet are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of September 30, 2013 and December 31, 2012:

	Fair Value Measurements at September 30, 2013
	Level 1	Level 2	Level 3
Assets
Cash	$28,250	$-	$-
Certificates of Deposit	172,793
Total assets	201,043	-	-
Liabilities
Notes payable, Parent	-	3,474,746	-
Notes payable, equipment	-	56,074	-
Total liabilities	-	3,530,820	-
	$201,043	$(3,530,820)	$-

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3
Assets
Cash	$2,574	$-	$-
Certificates of Deposit	172,499
Total assets	175,073	-	-
Liabilities
Notes payable, Parent	-	2,747,574	-
Total liabilities	-	2,747,574	-
	$175,073	$(2,747,574)	$-

The fair values of our related party debts are deemed to approximate book value, and are considered Level 2 inputs as defined by ASC Topic 820-10-35.

There were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3 inputs for the nine months ended September 30, 2013 or the year ended December 31, 2012.

Income/Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.  As of September 30, 2013 and December 31, 2012, there were no common stock equivalents outstanding, respectively.

Results of Operations for the Nine months Ended September 30, 2013 Compared to Results of Operations for the Nine months Ended September 30, 2012

Operating Expenses.  For the nine months ended September 30, 2013 and September 30, 2012, the Company had operating expenses of $528,133 and $429,344, respectively. The increase in operating expenses for the nine months ended September 30, 2013, was due primarily to an increase in Ruby development costs during the spring and summer months.

Net Loss. For the nine months ended September 30, 2013, we had a net loss of $846,831, and for the nine months ended September 30. 2012 we had a net loss of $697,013. The increase in net loss that we incurred during the nine months ended September 30, 2013 was due to primarily to an increase in Ruby development costs during the spring and summer months.

Results of Operations for the Year Ended December 31, 2012 Compared to Results of Operations for the Year Ended December 31, 2011

Operating Expenses.   For the year ended December 31, 2012, the Company had operating expenses of $565,145, which included general and administrative expenses of $5,697, depreciation charges of $98,673, and mining property costs of $412,379.  Operating expenses for the year ended December 31, 2011 were $408,522, which included general and administrative expenses of $100, depreciation charges of $60,560, impairment charges of $124,343, and mining property costs of $167,085.  Our increase in operating expenses was mainly from development and construction costs at Ruby.

Net Loss.  For the year ended December 31, 2012, we had a net loss of $880,056.  Our net loss for the year ended December 31, 2011 was $441,369. The increase in our net loss was attributed primarily to development and construction costs at Ruby.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise capital and implement its business plan. We are presently funded by way of loans and cash advances from our Parent Company.  We currently have no external sources of liquidity and internal sources (revenue from sales) are nil to date.

As of the date of this registration statement, the Company has been spending approximately $100,000 per month to maintain operations at Ruby.   We believe these expenses will increase to $120,000 per month or more in the near future as we hire new workers and expand operations. We currently rely on loans and cash advances from our Parent Company to provide the capital required to maintain operations at its current level, which we believe can be maintained at present levels for the foreseeable future.  Going forward, upon becoming a fully-reporting company, we estimate it will cost an additional $2,500 to $5,000 per month in SEC compliance fees, consisting primarily of accounting, legal, and edgarization fees.  If we cannot generate enough revenue from mining to cover these costs, we believe we can rely on loans and cash advances from our Parent Company to make up for any revenue shortfall. If we cannot generate sufficient revenue or raise additional funds through loans, cash advances, or equity, we may not be able to maintain operations or make timely filings with the SEC.  Our mortgage on the Ruby property will require us to pay $60,000 per month through December 30, 2015, an obligation our Parent Company has incurred on our behalf. The Company believes it can rely on loans and cash advances from our Parent Company to make up for any revenue shortfall. We may also consider securing funding independently of our Parent Company through loans with other parties and financial institutions. However, there is no assurance that we will continue to receive sufficient funding from our Parent Company, or that we will be successful in securing capital from alternative sources.  If we cannot generate sufficient revenue or raise additional funds through loans or equity we may not be able to maintain our mortgage on Ruby.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans and stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans or stock issuances, or increasing revenues and reaching profitability.

The Company plans on generating revenue through mining once commercial operations begin on any of its properties.  Towards this end, on July 1, 2011 the Company acquired Ruby in Sierra County, California. The purchase price was $2.5 million, which is seller-financed.  As of the date of this registration statement, the outstanding principal due on the mortgage is $1,837,360, which is to be paid in monthly installments through December 30, 2015. Mortgage payments to date have been paid by our Parent Company on behalf of us. As of the date of this registration statement, both RGI and our Parent Company are current in all obligations.

As of September 30, 2013, total current assets were $28,250, which consisted of $28,250 cash.  As of December 31, 2012, total current assets were $2,574, which consisted of $2,574 cash.

As of September 30, 2013, total other assets were $2,587,949, which consisted primarily of our Ruby claims, plant and equipment, and Ruby reclamation bonds.  As of December 31, 2012, total other assets were $2,605,199, which consisted primarily of our Ruby claims, plant and equipment, and Ruby reclamation bonds.  The decrease is primarily due to an increase in depreciation expenses.

As of September 30, 2013, total current liabilities were $3,509,547, which consisted primarily of $3,474,476 in debt owed to our Parent Company and which includes the balance due on the Ruby mortgage of $1,869,710.  As of December 31, 2012, our total current liabilities were $2,781,783, and consisted primarily of $2,747,574 in debt owed to our Parent Company, and which includes the balance due on the Ruby mortgage of $1,869,710.

As of September 30, 2013, total long-term liabilities were $43,217, which consisted of the long-term portion of an equipment note payable of $37,383, and the asset retirement obligation at Ruby of $5,834.  As of December 31, 2012, our total long-term liabilities were $5,584, and consisted entirely of our asset retirement obligation.

We had a working capital deficit of $3,481,697 as of September 30, 2013, and a working capital deficit of $2,778,855 as of December 31, 2012.  The increase is due primarily to debt incurred from additional cash advances from our Parent Company that is classified as a current liability.

During the nine months ended September 30, 2013, operating activities used cash of $701,496 as compared to the nine months ended September 30, 2012 where we used cash of $390,020 in operating activities.  The increase is due primarily to operational expenditures at Ruby.

Cash flows from financing activities represented the Company’s principal source of cash for the nine month period ended September 30, 2013. Cash flows from financing activities during the nine month period ended September 30, 2013, and September 30, 2012, were $727,172 and $386,538, respectively, and consisted entirely of cash advances from our Parent Company.

Recent Developments

On April 30, 2013, operations at Ruby resumed after the winter layover.

On June 6, 2013, an agreement was executed between our Parent Company and a private US investor for an advance sale of up to 2,120 ounces of specimen gold production from Ruby. The agreement provides that up to 2,120 ounces of specimen gold from the Ruby Mine will be purchased in advance of production at a 10% discount of the then-current spot price of gold. By way of this action by our Parent, the Company has received a $150,000 advance cash payment on the first 120 ounces, priced at $1,250 per ounce based on the current spot price of gold at the time of the agreement. Subsequent tranches to sell up to 2,000 additional ounces in advance of production will be prepaid based on current spot prices, with final settlement based on the spot price of gold at the time of production and delivery. The Company also announced that the Company has entered into an offtake agreement with Metalor USA ("Metalor") for the refining of Ruby's production of fine gold, to be processed on site and delivered to Metalor as dore bars. Metalor has agreed to pay the Company the then-current spot price of gold on the day of delivery, less a small refinery charge and prepaid shipping charges, for all gold delivered to its refinery facility in Los Angeles, CA.

On July 25, 2013, the Company announced that the crew at the Ruby Tunnel rehab project has successfully breached the last remaining air blockage in the tunnel, thereby achieving a major milestone with the restoration of natural airflow throughout the entire length of the Ruby Tunnel system.

On August 27, 2013, the Company announced that it has gained access to a section of Ruby known as the White Channel and is now preparing for initial test mining operations and bulk sampling.

On September 10, 2013, it was announced that the Company has cleared the last remaining obstacle in the Ruby tunnel at the 4900 vein and has crossed the Melones Fault to gain access to the Black Channel.

On October 10, 2013, it was announced that the Company has achieved another major milestone with the recovery of its first ounces of specimen gold at Ruby.

On November 7, 2013, the Company announced that it has received notification from the federal Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF") that an ATF explosives permit has been issued for Ruby. The Company also announced that underground mining operations to conduct test mining and bulk sampling in the White Channel are set to resume.

On December 2, 2013, the Board of Directors of our Parent Company authorized the spinoff of RGI as a separate and independent public company.  On the same date, the Board of Directors of RGI authorized the formalization of a joint-venture agreement between the Company and North Bay with regard to Ruby, on a 50/50 profit-sharing basis.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

Disclosures about Reclassification Adjustments out of Accumulated Other Comprehensive Income

In July 2013, the FASB issued ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU No. 2013-11”). This pronouncement provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This pronouncement is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2013. The Company will adopt the provisions of ASU No. 2013-11 on January 1, 2014. We do not anticipate the provisions of ASU No. 2013-11 to have a material impact on to the Company’s condensed consolidated financial statements.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which added new disclosure requirements for items reclassified out of accumulated other comprehensive income. The update required entities to disclose additional information about reclassification adjustments, including changes in accumulated other comprehensive income balances by component and significant items reclassified out of accumulated other comprehensive income. The update became effective for us in the first quarter of 2013. This update had no material impact on our financial statements.

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued an accounting standards update which provided, subject to certain conditions, the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. The update became effective for us in the first quarter of 2013. This update had no material impact on our financial statements.

Off balance sheet arrangements:

The company has no off-balance sheet arrangements.

ITEM 3. PROPERTIES

Our principal office is located at 571-C Searls Ave., Nevada City, CA 95959, where we lease 1,500 square feet of office space.  This is an annual lease with payments of 1,350 per month.

Our ownership interest in each of our mining claims comprising the Ruby property is described above under “Description of Property” in Item 1.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 6, 2014, the name and shareholdings of each person who owns of record, or was known by the us to own beneficially, 5% or more of the shares of the common stock currently issued and outstanding; the name and shareholdings of each executive officer and director; and the shareholdings of all executive officers and directors as a group.  The common stock is the only issued and outstanding securities of the company with voting rights.

NAME OF PERSON OR GROUP	NUMBER OF SHARES OWNED	PERCENTAGE OF OWNERSHIP*

North Bay Resources Inc. (1)	300,000,000	100.0%

Perry Leopold, President, Chief Executive Officer, Chief Financial Officer and Director	0	0.0%

Fred Michini, Director	0	0.0%

All executive officers and directors as a group (one person)	0	0.0%

*Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1)North Bay Resources Inc.’s address is 2120 Bethel Road, Lansdale, PA 19446. Voting and dispositive powers of control of the shares of RGI are held by Perry Leopold, CEO of North Bay Resources Inc.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and positions of our executive officers and directors. Our directors are elected at our annual meeting of stockholders and serve for one year or until successors are elected. Our Board of Directors elects our officers, and their terms of office are at the discretion of the Board, except to the extent governed by an employment contract.

Our directors, executive officers and other significant employees, their ages and positions are as follows:

Name	Age	Position with the Company
Perry Leopold	63	Chairman and Chief Executive Officer
Fred Michini	70	Director

Perry Leopold.  Mr. Leopold has served as Chairman and CEO of the Company since July 2011. Mr. Leopold has led a number of successful enterprises over the past 30 years in a diverse number of fields, ranging from the arts and technology to finance and natural resources. Mr. Leopold is currently CEO and Chairman of our Parent Company, North Bay Resources Inc., which he has led since 2006. Educated at the University of Pennsylvania, Mr. Leopold is also the founder and current President of Speebo, Inc, a privately owned exploration and development company with interests in British Columbia, Canada. In addition, he is currently serving as President of Circular Logic, Inc., a registered Commodity Trading Advisor (“CTA”) and Commodity Pool Operator (“CPO”) firm specializing in commodity trading system development. Mr. Leopold is also the owner of The PAN Network, a private company he founded as a sole-proprietorship in 1981, and which has since been in continuous operation to the present day. Mr. Leopold is qualified to serve on the Board of Directors because of his years of experience as the CEO of our Parent Company, and his familiarity with the Company’s business and mining prospects.

Fred Michini. Mr. Michini has served as a Director of the Company since August 2007.  He is a tax, financial, management accounting and litigation support specialist, and has extensive previous experience serving as the Chief Financial Officer of a variety of public and private companies, including Speebo, Inc., a private mineral exploration company currently controlled by North Bay’s Chief Executive Officer, Perry Leopold. Mr. Michini is also a Certified Public Accountant, has been Partner and Managing Partner of two regional accounting firms, has served as an auditor for the U.S. General Accounting Office, and is a former Board Member of the Central Montgomery County Chamber of Commerce. Mr. Michini earned his B.S. from LaSalle University and his MBA from Temple University.  Mr. Michini has been employed as a CPA and Real Estate Tax Consultant by AJ Michini Associates since 1973 and by AJ Michini MBA CPA since 1984.  In addition, Mr. Michini serves as Acting CFO for Artimplant USA, a subsidiary of the Swedish public company Artimplant AB, a position he has held since 2005. As of January, 2008 Mr. Michini was no longer associated with Speebo. Mr. Michini’s expertise in accounting and years of experience as a director of our Parent Company makes him a valuable member of the Board of Directors.

Family Relationships

There are no family relationships between any of our directors, executive officers or directors.

Involvement In Certain Legal Proceedings

During the past ten years, none of our officers, directors, promoters or control persons have been involved in any legal proceedings as described in Item 401(f) of Regulation S-K.

Code of Ethics

We do not currently have a Code of Ethics in place for the company. Our business operations are not complex and are very limited, and we currently have only one shareholder. The company seeks advice and counsel from outside experts such as our lawyers and accountants on matters relating to corporate governance and financial reporting.

Board Committee

The Company does not have a formal Audit Committee, Nominating Committee or Compensation Committee.  As the Company’s business expands, however, it will reassess this.

ITEM 6. EXECUTIVE COMPENSATION

Perry Leopold, our sole executive officer, does not currently receive and has not received any compensation in any form for his services to the Company during the fiscal years ended December 31, 2013 and December 31, 2012, respectively, and as of the date of this registration statement.

We expect to appoint a new CEO during the fiscal year of 2014.  It is our intention that the new CEO will become employed pursuant to an executive employment agreement, at an annual salary to be determined based on his experience and the scope of his responsibilities.

Director Compensation

Persons who are currently directors receive no compensation for their services as a director.  While there is no plan in place for compensation of persons who are directors at the present time, we expect to expand the board with the appointment of additional directors in the future, and at such time it is expected that we will then create a remuneration and reimbursement plan.

Other Compensation Arrangements

While we do not have any formal equity-based compensation plan, we do have the ability to enter into options and similar equity-based agreements with employees, consultants and others. At some point in the future we may elect into these types of agreements as part of a compensation plan as needed. There are currently no outstanding options, warrants or other rights to purchase shares of our common stock.

The company does not have a compensation committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We are currently a wholly-owned subsidiary of North Bay Resources Inc. On July 1, 2011, North Bay acquired 100% of the issued and outstanding shares of RGI.  No shares have been issued subsequent to that date, and North Bay continues to be our sole shareholder.

Since July 2011, the Company has borrowed funds from our Parent Company on an as-needed basis to maintain and develop Ruby, meet tax and claim fee obligations, secure permits, pay legal fees, and for general corporate expenses. Our Parent Company has also been making mortgage payments on Ruby on our behalf. The chart below outlines the funds advanced since July 1, 2011 and the purposes for the funds. These advances and loans from North Bay are due on demand, currently bear no interest, are non-recourse, and have no fixed term. North Bay reserves the right to sell this debt or otherwise convert the debt into shares of Company stock at some point in the future, at its sole discretion.

Note (Advances) from North Bay Resources Inc.
Balance at July 1, 2011	-
Mortgage Debt	1,990,000
Development Costs	120,096
Taxes and Claim Fees	16,486
Permit Fees and Expenses	29,703
Consulting, Professional, and Other Expenses	108,878
Balance at December 31, 2011	2,264,163
Development Costs	358,615
Taxes and Claim Fees	39,182
Permit Fees and Expenses	14,582
Consulting, Professional, and Other Expenses	71,032
Balance at December 31, 2012	2,747,574
Development Costs	396,273
Taxes and Claim Fees	33,980
Permit Fees and Expenses	1,159
Consulting, Professional, and Other Expenses	295,760
Balance at September 30, 2013	3,474,746

On December 2, 2013, the Board of Directors authorized the formalization of a de facto joint-venture with our Parent Company for the development and exploitation of Ruby, on a 50/50 profit-sharing basis.

Mr. Perry Leopold is a director and Chief Executive Officer of our Parent Company and sole shareholder. Therefore, Mr. Leopold will be instrumental in any decisions taken by the Company for as long as North Bay remains our sole or majority shareholder.  Mr. Leopold is therefore not considered an independent director of the Company.

Our common stock is expected to be listed on the OTCQB, which does not have director independence requirements. For purposes of determining director independence, we have applied the definition set forth in NASDAQ Rule 4200(a)(15). Perry Leopold would not be considered “independent” under the NASDAQ rule due to the fact that he is an employee of the Company as well as our Parent Company. Fred Michini would not be considered “independent” under the NASDAQ rule due to the fact that he has serves on the Board of Directors of our Parent Company.

We do not have a separately designated compensation, nominating or audit committee, and we do not plan on having any such committees in the near future.

The board of directors of RGI will make all determinations regarding the business, including the engaging and termination of the independent auditors for the company.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently traded on any market or electronic medium.  We intend to seek inclusion in the trading platforms of the OTCQB and are in the process of implementing those steps.  There can be no assurance given that our common stock will be traded in any public market.  Moreover, if our common stock is traded, there can be no assurance given that there will be active trades in the security or at all.  Therefore, holders of our common stock may not be able to sell it from time to time.

Holders

As of December 31, 2013 and the date of this registration statement, there was 1 holder of record of our common stock.

Dividends

We have never declared or paid a cash dividend. There are no restrictions on the common stock or otherwise that limit our ability to pay cash dividends if declared by the Board of Directors. We do not anticipate declaring or paying any cash dividends in the foreseeable future.

Equity Compensation Plans

There are currently no outstanding options, warrants or other rights to purchase shares of our common stock.  The company does not anticipate adopting any equity award plans in the near future, though it may consider doing so at some future date as a means of compensating employees and consultants for services or as discretionary bonuses.  The company does not have any arrangements for such issuances or arrangements at this time.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

As of December 31, 2012, there were 10,000,000 shares of common stock authorized, 0 shares of preferred stock authorized, and 4,000 and 0 shares of common and preferred stock issued and outstanding respectively.  During our Annual Meeting of Shareholders and Directors held on December 2, 2013, a majority of shareholders approved and the Board of Directors authorized an increase of our authorized capital stock to 760,000,000 shares, consisting of 750,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock with a par value of $0.001 per share.  Also on December 2, 2013, a majority of shareholders approved and the Board of Directors authorized a 75,000 for 1 forward split, resulting in 300,000,000 shares issued and outstanding as of the date of this registration statement.  As of the date of this registration statement, all (100%) of the outstanding shares of common stock are owned by our Parent Company.  Upon the completion of our spinoff, our Parent Company intends to declare a stock dividend and distribute a to-be-determined portion of its RGI stock to North Bay Shareholders.

Common Stock Description

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holder of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors.  In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore.  It is our present intention to retain earnings, if any, for use in our business.  The payment of dividends on the common stock is, therefore, unlikely in the foreseeable future.

Stock Transfer Agent

Our transfer agent is Colonial Stock Transfer Co., Inc., 66 Exchange Place, Salt Lake City, UT  84111, phone number (801) 355-5740.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The California Corporations Code permits us to include an indemnification provision in our Articles of Incorporation under which we may agree to indemnify our directors and officers from and against certain claims arising from or related to future acts or omissions as a director or officer of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements are included in this Form 10 in Item 15.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

RUBY GOLD, INC.
(AN EXPLORATION STAGE COMPANY)

RUBY GOLD, INC.
 (AN EXPLORATION STAGE COMPANY)
UNAUDITED BALANCE SHEETS
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash	$28,250	$2,574
Total Current Assets	28,250	2,574

Other Assets
Certificates of Deposit	172,793	172,499
Mining Claims – Unproved	1,797,510	1,797,488
Property, Plant & Equipment, net of accumulated depreciation	617,646	635,212
Total Other Assets	2,587,949	2,605,199
TOTAL ASSETS	$2,616,199	$2,607,773

LIABILITIES, COMMITMENTS & CONTINGENCIES, & STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$13,604	$21,605
Accrued Expenses – Ruby Mine	2,906	12,250
Shareholder Loan	3,474,746	2,747,574
Note Payable - Equipment	18,691	-
Total Current Liabilities	3,509,947	2,781,429

Long-Term Liabilities
Note Payable – Equipment, net of current portion	37,383	-
Asset Retirement Obligation	5,834	5,584
Total Long-Term Liabilities	43,217	5,584
Total Liabilities	$3,553,164	$2,787,013

Stockholders’ Equity (Deficit)

Common stock, $0.001 par value, 750,000,000 shares authorized, 300,000,000 and 300,000,000 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	300,000	300,000
Additional Paid-In Capital	919,505	830,399
Deficit Accumulated During Exploration Stage	(2,156,470)	(1,309,639)
Total Stockholders’ Equity (Deficit)	(936,965)	(179,240)
TOTAL LIABILITIES, COMMITMENTS & CONTINGENICES, & STOCKHOLDERS’ EQUITY (DEFICIT)	$2,616,199	$2,607,773

The accompanying notes are an integral part of these financial statements

RUBY GOLD, INC.
 (AN EXPLORATION STAGE COMPANY)
UNAUDITED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIODS ENDING
SEPTEMBER 30, 2013 AND 2012
AND THE PERIOD FROM
JANUARY 5, 2007 (INCEPTION THROUGH SEPTEMBER 30, 2013 (Unaudited)

	9 months ended September 30, 2013	9 months ended September 30, 2012	Since inception (January 5, 2007 - September 30, 2013)

Revenues
Revenue	$-	$-	$-
Cost of Revenue	-	-	-
Gross Profit	-	-	-

Operating Expenses
Commissions & Consulting Fees	4,800	6,000	51,016
General & Administrative Costs	12,193	5,576	17,990
Mining Property Costs	431,412	338,687	1,010,876
Depreciation Expense	73,640	73,802	232,873
Impairment Expense	-	-	129,684
Accretion Expense	228	279	984
Professional Services	5,860	5,000	58,377
Total Operating Expenses	528,133	429,344	1,501,800
Net Operating Loss	(528,133)	(429,344)	(1,501,800)
Other Income (Expenses)
Interest Income	296	503	13,766
Interest Expense	(158,994)	(268,172)	(496,186)
Other Expense	(160,000)	-	(172,250)
Net Other Income (Expenses)	(318,698)	(267,669)	(654,670)
Net Loss	(846,831)	(697,013)	(2,156,470)

WEIGHTED AVG NUMBER OF SHARES OUTSTANDING (Basic)	300,000,000	300,000,000
Basic Net Loss per Share	$(0.00)	$(0.00)
WEIGHTED AVG NUMBER OF SHARES OUTSTANDING (Diluted)	300,000,000	300,000,000
Diluted Net Loss per Share	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements

RUBY GOLD, INC
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD
JANUARY 5, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2013 (Unaudited)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity/(Deficit)
Inception 1/5/07	-	-	-	-	-
Common shares issued for cash	300,000,000	300,000	(296,000)	-	4,000
Transfer of CD's to Company by shareholder	-	-	154,517	-	154,517
Net Income	-	-	-	5,492	5,492
Balance at 12/31/2007	300,000,000	$300,000	$(141,483)	$5,492	$164,009
Net Income	-	-	-	3,776	3,776
Balance at 12/31/2008	300,000,000	$300,000	$(141,483)	$9,268	$167,785
Net Income	-	-	-	2,101	2,101
Balance at 12/31/2009	300,000,000	$300,000	$(141,483)	$11,369	$169,886
Net Income	-	-	-	417	417
Balance at 12/31/2010	300,000,000	$300,000	$(141,483)	$11,786	$170,303
Capital contribution from former shareholders prior to acquisition	-	-	4,000	-	4,000
Assignment of Ruby Mine from Parent	-	-	714,949	-	714,949
Imputed Interest	-	-	9,599	-	9,599
Net loss for year	-	-	-	(441,369)	(441,369)
Balance at 12/31/2011	300,000,000	$300,000	$587,065	$(429,583)	$457,482
Warrants issued by Parent to extend Ruby mortgage maturity date	-	-	175,047	-	175,047
Imputed Interest	-	-	68,287	-	68,287
Net loss for year	-	-	-	(880,056)	(880,056)
Balance at 12/31/2012	300,000,000	$300,000	$830,399	$(1,309,639)	$(179,240)
Imputed Interest	-	-	89,106	-	89,106
Net loss for period	-	-	-	(846,831)	(846,831)
Balance at 9/30/2013	300,000,000	$300,000	$919,505	$(2,156,470)	$(936,965)

The accompanying notes are an integral part of these financial statements.

RUBY GOLD, INC.
(AN EXPLORATION STAGE COMPANY)
UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDING
SEPTEMBER 30, 2013 AND 2012
AND THE PERIOD FROM
JANUARY 5, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2013 (Unaudited)

	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012	Since inception (January 5, 2007 to September 30, 2013)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(846,831)	$(697,013)	$(2,156,470)
Adjustments to reconcile Net Loss to net cash used in operations:
Depreciation Expense	73,640	73,802	232,873
Accretion Expense	250	203	1,006
Imputed Interest Expense	89,106	51,215	166,992
Impairment Expense	-	-	129,684
Expense due to Warrants issued by parent for Mine mortgage	-	175,047	175,047
Changes in operating assets and liabilities:
Accounts Payable	(8,001)	7,153	13,604
Accrued Expenses	(9,344)	-	2,906
Other assets	(316)	(427)	(16,679)
Net Cash Used in Operating Activities	(701,496)	(390,020)	(1,451,037)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	-	-	(12,459)
Net Cash Provided by/Used in Investing Activities	-	-	(12,459)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	-	-	4,000
Contributions from shareholders	-	-	4,000
Borrowings on RP debt	-	-	1,500
Principal payments on RP debt	-	-	(2,500)
Borrowings from Parent	727,172	386,538	1,484,746
Net Cash Provided by Financing Activities	727,172	386,538	1,491,746
Net cash increase (decrease) for period	25,676	(3,482)	28,250
Cash at beginning of period	2,574	18,127	-
Cash at end of period	28,250	14,645	28,250
Supplementary Cash Flow Information:
Cash Paid for Interest	-	-	-
Cash Paid for Taxes	-	-	-
Non-Cash Investing & Financing Activities:
Equipment purchase financed with note payable	$56,074	$-	$56,074
Revision to Asset Retirement Obligation	$-	$-	$(166,170)
Contributions of CDs from shareholders	$-	$-	$154,517
Contribution of Ruby Mine by Parent ($1,990,000 note payable, $714,949 additional paid in capital)	$-	$-	$2,704,949

 The accompanying notes are an integral part of these financial statements

RUBY GOLD, INC.
 (AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 1                                GENERAL ORGANIZATION AND BUSINESS

The Company was incorporated in the State of California on January 5, 2007 as an S-Corp. On July 1, 2011, all of the issued and outstanding shares of the Company were acquired by North Bay Resources Inc. Subsequently, the Company became a wholly-owned subsidiary of North Bay Resources Inc.  On the same date, the Company relinquished its prior S-Corp status and became a C-Corp.

The Company’s business plan is to locate and extract gold and other metals from current exploration stage properties. Towards this end, the Company has acquired the Ruby Mine in Sierra County, California. Once in the production stage, the Company plans on extracting gold, silver, and other profitable by-products, and selling them to smelters.

NOTE 2                                GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated modest revenues since inception and has never paid any dividends and is unlikely to pay dividends. The Company has accumulated losses since inception equal to $2,156,470 as of September 30, 2013. These factors raise substantial doubt regarding the ability of the Company to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploration of economically recoverable reserves in its resource properties, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations. The Company has had very little operating history to date. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3                                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity of three months or less, when purchased, to be cash equivalents. There were no cash equivalents at September 30, 2013 and December 31, 2012. The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000.

Reclamation Bonds

The Company holds its reclamation bonds on the Ruby Mine in the form of one-year Certificates of Deposit that automatically rollover annually on their anniversary dates.  These funds are held in reserve to guarantee the Company's Asset Retirement Obligation.

Revenue Recognition

The company has recognized no mining revenue to date. In the future mining revenue will be recognized according to the policy described below.

Revenue is recognized when the following conditions are met:

(a)  persuasive evidence of an arrangement to purchase exists;
(b) the price is fixed or determinable;
(c) the product has been delivered; and
(d) collection of the sales price is reasonably assured.

Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Mineral Property Costs

Mineral property acquisition costs are capitalized upon acquisition. Mineral property exploration and improvement costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven, proved, probable, inferred, or possible reserves, the costs incurred to develop and improve such property are capitalized. To date the Company has not established any proven or probable reserves on its mineral properties.

The Company reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the review indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Purchase Options for Mining Property

Costs associated with acquisitions related to purchase options for mining properties are capitalized when the costs are incurred in accordance with ASC 340.10. The costs are carried at the amount paid and transferred to the appropriate asset account if the option is exercised. If it is determined that the Company will not exercise the option, the option is expensed.

Asset Retirement Obligation

The FASB standard on accounting for asset retirement obligation requires that the fair value of the liability for asset retirement costs be recognized in an entity’s balance sheet, as both a liability and an increase in the carrying values of such assets, in the periods in which such liabilities can be reasonably estimated. The present value of the estimated future asset retirement obligation (“ARO”), as of the date of acquisition or the date at which mining commences is capitalized as part of the costs of mineral assets and recorded with an offsetting liability. The asset retirement costs are depleted over the production life of the mineral assets on a unit-of-production basis.

The ARO is recorded at fair value and accretion expense is recognized as the discounted liability is accreted to its expected settlement value. The fair value of the ARO liability is measured by using expected future cash outflows discounted at the Company’s credit adjusted risk free interest rate.

Amounts incurred to settle plugging and abandonment obligations that are either less than or greater than amounts accrued are recorded as a gain or loss in current operations.  Revisions to previous estimates, such as the estimated cost to remediate and abandon a mine may require adjustments to the ARO and are capitalized as part of the costs of mineral assets.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of the assets and liabilities, and are measured using enacted tax rates that will be in effect when the differences are expected to reverse.

The Company adopted the provisions of the FASB interpretation related to accounting for uncertainty in income taxes, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions.  The Company believes it does not have any uncertain tax positions taken or expected to be taken in its income tax returns.

Fair Value of Financial Instruments

Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement reaffirms that fair value is the relevant measurement attribute. The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein. The carrying amounts of cash, prepaid expenses and accrued expenses reported on the balance sheet are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

Income/Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.  As of September 30, 2013 and 2012, there were no common stock equivalents outstanding, respectively.

The following is a reconciliation of the computation for basic and diluted EPS for the nine months ended September 30, 2013 and 2012, respectively:

	September 30, 2013	September 30, 2012
Net Loss attributable to common shareholders	$(846,831)	$(697,013)
Weighted-average common shares Outstanding (Basic)	300,000,000	300,000,000
Weighted-average common stock Equivalents	-	-
Weighted-average common shares Outstanding (Diluted)	300,000,000	300,000,000
Basic and Diluted Net Gain (Loss) per Share	$(0.00)	$(0.00)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of property, plant and equipment is depreciated using the straight-line method over the estimated useful life of the asset - periods of approximately 18-28 years for buildings, 3-10 years for machinery and equipment and 3- 5 years for vehicles. Long-lived assets are reviewed for impairment whenever in management's judgment conditions indicate a possible loss. Such impairment tests compare estimated undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its fair value or, if fair value is not readily determinable, an estimated fair value is used based on discounted cash flows. Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation accounts until they are removed from service. In case of disposals of assets, the assets and related accumulated depreciation are removed from the accounts, and the net amounts after proceeds from disposal are credited or charged to income.

Recently Issued Accounting Standards

New Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU No. 2013-11”). This pronouncement provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This pronouncement is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2013. The Company will adopt the provisions of ASU No. 2013-11 on January 1, 2014. We do not anticipate the provisions of ASU No. 2013-11 to have a material impact on to the Company’s condensed consolidated financial statements.

Disclosures about Reclassification Adjustments out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which added new disclosure requirements for items reclassified out of accumulated other comprehensive income. The update required entities to disclose additional information about reclassification adjustments, including changes in accumulated other comprehensive income balances by component and significant items reclassified out of accumulated other comprehensive income. The update became effective for us in the first quarter of 2013. The update had no material impact to our financial statements.

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued an accounting standards update which provided, subject to certain conditions, the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. The update became effective for us in the first quarter of 2013. The update had no material impact to our financial statements.

NOTE 4                                FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820-10 upon inception at May 10, 2010. Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company has certain financial instruments that must be measured under the new fair value standard. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of September 30, 2013 and December 31, 2012:

	Fair Value Measurements at September 30, 2013
	Level 1	Level 2	Level 3
Assets
Cash	$28,250	$-	$-
Certificates of Deposit	172,793
Total assets	201,043	-	-
Liabilities
Notes payable, Parent	-	3,474,746	-
Notes payable, equipment	-	56,074	-
Total liabilities	-	3,530,820	-
	$201,043	$(3,530,820)	$-

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3
Assets
Cash	$2,574	$-	$-
Certificates of Deposit	172,499
Total assets	175,073	-	-
Liabilities
Notes payable, Parent	-	2,747,574	-
Total liabilities	-	2,747,574	-
	$175,073	$(2,747,574)	$-

The fair values of our related party debts are deemed to approximate book value, and are considered Level 2 inputs as defined by ASC Topic 820-10-35.

There were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3 inputs for the nine months ended September 30, 2013 or the year ended December 31, 2012.

NOTE 5                                RUBY MINE ACQUISITION

On September 27, 2010, North Bay Resources Inc. (”North Bay”, or our “Parent Company”) executed an option-to-purchase agreement with Ruby Development Company (“RDC”), a California partnership, for the acquisition of the Ruby Mine (the “Ruby”) in Sierra County, California, for the purchase price of $2,500,000.  The acquisition also included all of the issued and outstanding shares of Ruby Gold, Inc., a private California corporation that is the operator of record of the Ruby Mine, and the owner of the Ruby Mine’s permits.

On June 1, 2011, North Bay exercised its option to purchase the Ruby, and on July 1, 2011, escrow was closed and the acquisition of the Ruby Mine and Ruby Gold, Inc. was completed. During the preceding option period and as of the closing date, North Bay made payments totaling $510,000 to RDC.  These payments were credited towards the purchase price, thereby reducing the outstanding principal due to $1,990,000.

Upon the close of the transaction and the transfer of title to Ruby Gold, Inc., the Company acquired all of the real and personal property associated with the Ruby, and Ruby Gold, Inc. became the legal owner of the Ruby in addition to remaining its designated operator, $171,618 in reclamation bonds securing the permits at the Ruby and held in Certificates of Deposit by Ruby Gold, Inc. remained in the custody of the Company, as does the reclamation liabilities on the Ruby for which the reclamation bonds are pledged. In addition, a $2,500 liability from a pre-existing shareholder loan that was outstanding as of the closing date was extinguished as of the close of escrow. As of the close of the transaction, Ruby Gold, Inc. became a wholly-owned subsidiary of North Bay Resources Inc.

On the transaction closing date of July 1, 2011, North Bay issued a promissory note to RDC for $1,990,000 plus 3% interest per annum.  The note, as amended, is due on or before December 30, 2015, and the interest on the note is currently 6%.  The note is collateralized with all of the assets associated with the Ruby Mine.

As of September 30, 2013, all monthly payments have been paid, and the outstanding balance due on the note is $1,869,710, which includes a $160,000 extension fee pursuant to a mortgage modification amendment executed on March 28, 2013. As of the date of this report, the Company and our Parent Company remains current in its obligations, and all monthly payments have been made on time. The note is collateralized with all of the assets associated with the Ruby Mine.

All costs related to the acquisition of the property have been capitalized when incurred. All other costs have been expensed when incurred.

Ruby Mine Purchase Price Allocation for parent company

The following table summarizes the purchase price allocation for the transaction. The valuation conclusions include three groups: (i) net current tangible assets, (ii) assumed liabilities, and (iii) goodwill. Individual asset valuations are presented below:

Acquisition Date: 07/01/11

Allocation of Purchase	Price Purchase Allocation
	Debit	Credit
Tangible Assets Acquired
Cash/Checking/Savings	5,070
Ruby Gold Mine Claims	1,964,279
Ruby Gold Inc. Certificates of Deposit	171,618
Property and Equipment	906,329
Total Tangible Assets	3,047,296

Assumed Liabilities
Short Term Notes Payable		2,500
Asset Retirement Obligation		171,618
Total Liabilities		174,118
Net Tangible Assets/Liabilities	2,873,178
Goodwill	5,341
Total Net Assets Acquired	2,878,519

Consideration Paid	Debit	Credit
Cash Paid (Option Agreement & Purchase Agreement) - prior year	-	80,000
Cash Paid (Option Agreement & Purchase Agreement)	-	280,000
Fees Paid Escrow Agent at Closing	-	2,076
Value of Extension of term for 9/27/10 Warrants issued	-	2,519
Note Payable at closing	-	1,990,000
Warrant (10,000,000 @$0.02 to 9/27/10 - 12/30/12) - prior year	-	149,896
Warrant (2,000,000 @$0.10 to 4/22/11 - 5/1/16)	-	219,941
Due diligence fees paid in cash in prior year	-	4,087
Common Stock valued at $150,000 - prior year	-	150,000
Total Consideration Paid	-	2,878,519

Push-down accounting was applied for this transaction at the Ruby Gold (subsidiary of North Bay) level. This required that all mine and intangible assets acquired by the Parent at acquisition and assigned to Ruby Gold after acquisition be recorded at fair value by Ruby Gold, Inc. The offsetting credit was recorded to a payable to the parent company equal to the mortgage assumed by the Parent of $1,990,000, and additional paid in capital for $714,949 representing the contributed amount of assets from the Parent Company above the mortgage amount. The below table summarizes the allocation of the push-down accounting applied for Ruby Gold, Inc. at the acquisition date.

Ruby Gold, Inc. recording of assignment from parent Company - Date: 07/01/11

Allocation of Purchase	Price Purchase Allocation
	Debit	Credit
Tangible Assets Acquired
Ruby Gold Mine Claims	1,964,279
Property and Equipment	906,329
Total Tangible Assets	2,870,608

Assumed Liabilities
Asset Retirement Obligation		171,000
Total Liabilities		171,000
Net Tangible Assets/Liabilities	2,699,608
Goodwill	5,341
Total Net Assets Acquired	2,704,949

Consideration for assignment	Amount
Due to Parent Company	1,990,000
Cash Paid (Option Agreement & Purchase Agreement)	714,949
Total Consideration Paid	2,704,949

NOTE 6                                PROPERTY, PLANT, EQUIPMENT AND MINERAL CLAIM ASSETS

As of September 30, 2013, and December 31, 2012, components of the Ruby Mine property, plant and equipment and mineral assets were as follows:

	September 30,	December 31,
	2013	2012

Buildings	$558,885	$558,885
Machinery and equipment	119,389	119,389
Vehicles	296,588	240,514
Total property, plant and equipment	974,862	918,788

Less: impairment expense(2)	(135,810)	(135,810)
Less: accumulated depreciation(3)	(221,406)	(147,766)

Property, plant and equipment, net	$617,646	$635,212

	September 30,	December 31,
	2013	2012

Mining claims (1)	$1,792,660	$1,792,660
Asset retirement costs	4,850	4,828
Total mineral claim assets	1,797,510	1,797,488
Less: accumulated depletion(3)	-	-

Mining claims, net	$1,797,510	$1,797,488

(1)Upon the completion of the Ruby Mine acquisition on July 1, 2011, the estimated fair value of the mineral rights acquired was fully capitalized.

(2)Following the acquisition of the Ruby Mine on July1, 2011, an evaluation of the equipment inventory determined that some equipment was obsolete and/or otherwise not in compliance with safety regulations, resulting in an impairment deduction of $135,810.

(3)Depreciation expense totaled $73,640 and $73,802 for the nine months ended September 30, 2013 and 2012, respectively. Depletion expense totaled $0 and $0 for the nine months ended September 30, 2013 and 2012, respectively

NOTE 7                                FINANCING

On September 27, 2010, our Parent Company entered into a Convertible Promissory Note Agreement ("the Note") with Tangiers Investors LP, ("Tangiers") pursuant to which our Parent Company received $50,000 as a loan from Tangiers to initiate the acquisition of the Ruby Mine and Ruby Gold, Inc.  While this Note has been repaid and extinguished, a 0.75% non-voting net profit interest in the Ruby Mine has survived.

On July 1, 2011, upon the acquisition of the Ruby Mine, our Parent Company issued a promissory note to Ruby Development Company (“RDC”) for $1,990,000 plus 3% interest per annum.  The note, as amended, is due on or before December 30, 2015.  Monthly payments are $20,000 per month through December 2013, and a minimum of $60,000 per month through December 2015. Pursuant to an amendment executed on March 28, 2013, the interest rate on the note was increased to 6% as of April 1, 2013, and $160,000 was added to the principal. As of September 30, 2013 and December 31, 2012, the outstanding balance due on the note is $1,869,711 and $1,774,822, respectively.

As of December 31, 2012, interest paid by our Parent on this note is $235,121, which includes a $175,047 expense for warrants issued by our Parent to extend the term of the note. This interest expense has been recorded by the Company. The portion of interest paid by our Parent is owed from the Company to the Parent, and the warrants issued by the Parent were recorded as a capital contribution on the Company’s behalf. During the year ended December 31, 2011, interest expense related to the Ruby Mine mortgage was $24,185.  For the nine month period ended September 30, 2013, interest expense was $69,888.  As of the date of this report, the Company and our Parent Company remains current in its obligations, and all monthly payments have been made on time. The note is collateralized with all of the assets associated with the Ruby Mine.

As of September 30, 2013 and December 31, 2012, the Company has received cash advances, loans, and other consideration from our Parent Company of $3,475,100 and $2,747,928, respectively.  This debt is payable on demand, currently accrues no interest, and is non-recourse.  As of September 30, 2013 and December 31, 2012, the imputed interest recorded on this note was $166,992 and $77,886, respectively.

The following table shows the debt that has accrued to our Parent Company since July 1, 2011

Note (Advances) from North Bay Resources Inc.
Balance at July 1, 2011	-
Mortgage Debt	1,990,000
Development Costs	120,096
Taxes and Claim Fees	16,486
Permit Fees and Expenses	29,703
Consulting, Professional, and Other Expenses	107,878
Balance at December 31, 2011	2,264,163
Development Costs	358,615
Taxes and Claim Fees	39,182
Permit Fees and Expenses	14,582
Consulting, Professional, and Other Expenses	71,032
Balance at December 31, 2012	2,747,574
Development Costs	396,273
Taxes and Claim Fees	33,980
Permit Fees and Expenses	1,159
Consulting, Professional, and Other Expenses	295,760
Balance at Sept 30, 2013	3,474,746

NOTE 8           RELATED PARTY TRANSACTIONS

As of September 30, 2013 and December 31, 2012, the Company has received cash advances, loans, and other consideration from our Parent Company of $3,475,100 and $2,747,928, respectively.  This debt is payable on demand, currently accrues no interest, and is non-recourse.  The Company imputed interest on these balances at a rate of 10% per annum.  Imputed interest expense for the periods ended September 30, 2013 and 2012 was $89,106 and $51,215, respectively.

The following table shows the debt that has accrued to our Parent Company since July 1, 2011

Note (Advances) from North Bay Resources Inc.
Balance at July 1, 2011	-
Mortgage Debt	1,990,000
Development Costs	120,096
Taxes and Claim Fees	16,486
Permit Fees and Expenses	29,703
Consulting, Professional, and Other Expenses	107,878
Balance at December 31, 2011	2,264,163
Development Costs	358,615
Taxes and Claim Fees	39,182
Permit Fees and Expenses	14,582
Consulting, Professional, and Other Expenses	71,032
Balance at December 31, 2012	2,747,574
Development Costs	396,273
Taxes and Claim Fees	33,980
Permit Fees and Expenses	1,159
Consulting, Professional, and Other Expenses	295,760
Balance at Sept 30, 2013	3,474,746

NOTE 9                                COMMITMENTS AND CONTINGENCIES

As of September 30, 2013 and December 31, 2012, respectively, the Company does not have any outside commitments. As of the date of this report the Company is now leasing 1,500 square feet of office space in Nevada City, California.  The term of the lease is for twelve months, renewable at our option, at $1,350 per month rent.

The Company is not and has never been involved in any litigation of any nature, and the Company is not aware of any pending or threatened litigation.

NOTE 10                              ASSET RETIREMENT OBLIGATIONS

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies, principally Sierra County, California, the US Forest Service, and the California Dept. of Conservation Office of Mine Reclamation (OMR). Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The following table illustrates the inputs used to calculate the current Asset Retirement Obligation as of September 30, 2013 and December 31, 2012.

Cost estimate for reclamation work at today's cost	$172,914
Estimated life of mine (years)	50
Risk adjusted rate (borrowing rate)	9.9%
Estimated inflation rate	2.4%

Asset Retirement Obligation
Asset retirement obligation at 12/31/12	$5,584
Accretion Expense	250
Asset retirement obligation at 9/30/13	$5,834

NOTE 11                              ADVANCE GOLD SALES

On June 4, 2013, our Parent Company executed a Memorandum of Understanding (the “Agreement”) on our behalf with a private US investor (the “Investor”) for an advance sale of up to 120 ounces of specimen gold from the Ruby Mine in Sierra County, California.  The price paid in advance by the Investor shall be at a ten percent (10%) discount to the then-current spot price of gold (the “Purchase Price”) on the day the gold is produced and made available for shipment (the “Delivery Date”). The Investor will acquire the right to purchase the gold at their discretion. Upon signing the Agreement, the Company through our Parent received an initial cash advance of $150,000 (the “Advance”), which is based on a 10% discount to the current spot price of gold, for delivery of the first 120 ounces of specimen gold produced from the Ruby Mine on or before February 1, 2014 (the “Due Date”).  The Advance paid will be applied to the amount due to the Company on the Delivery Date, as determined by the then-current spot price of gold on the Delivery Date.  In the event that 120 ounces of specimen gold is not available for delivery by the Due Date, the Investor will be entitled to be repaid by our Parent the Advance in cash plus 10% interest equal to $165,000 total, with an option to still purchase the same amount of gold at a discount of 10% to the then-current spot price of gold when the specimen gold becomes available for delivery at a later date.

On August 2, 2013, an additional 40 ounces of gold was sold under the same terms for $50,000.  In the event that the 40 ounces of specimen gold is not available for delivery by the Due Date on April 2, 2014, the Investor will be entitled to be repaid the Advance in cash plus 10% interest equal to $55,000 total, with an option to still purchase the same amount of gold at a discount of 10% to the then-current spot price of gold when the specimen gold becomes available for delivery at a later date.

NOTE 12                           EQUITY ACTIVITY SINCE JANUARY 5, 2007 (INCEPTION)

In 2007, the Company issued 300,000,000 shares of common stock to the Company founders, in consideration of $4,000.

In 2007, the shareholders contributed Certificates of Deposit with a face value of $154,517 to the Company.

In 2011, the Company received $4,000 as a capital contribution from former shareholders prior to acquisition.

In 2011, the Company recorded an addition to additional paid in capital of $714,949 for the assignment of the Ruby Mine from our Parent Company.

In 2011, the Company recorded an addition to additional paid in capital of $175,047 for the fair value of warrants in our Parent Company issued by our Parent to extend the terms of their mortgage payable for the mine.

In 2012 and 2011, the Company recorded additions to additional paid in capital for imputed interest expense on the due to the Parent Company of $68,287 and 9,599, respectively.

NOTE 13                              SUBSEQUENT EVENTS

Subsequent to September 30, 2013, the Company amended and restated our Articles of Incorporation to increase our authorized common stock to 750,000,000 shares, and effected a 75,000 to 1 forward stock split. As a result, the total number of issued and outstanding shares of the Company’s common stock is now 300,000,000.  These financial statements and footnotes have been retroactively adjusted for this stock split.

Subsequent to September 30, 2013, the Board of Directors of RGI authorized the formalization of a de facto joint-venture agreement between the Company and the Parent Company with regard to the development and exploitation of the Ruby Mine, on a 50/50 profit-sharing basis.

Subsequent to September 30, 2013, the Company has received an additional $323,049 in cash advances from our Parent Company for Ruby Mine development costs and G&A expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ruby Gold, Inc.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Ruby Gold, Inc. (an exploration stage company) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and for the period from January 5, 2007 (inception) through December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruby Gold, Inc. as of December 31, 2012 and 2011, and the results of its operations, changes in stockholders' equity (deficit) and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC
Houston, Texas
January 14, 2014

RUBY GOLD, INC.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Dec 31, 2012	Dec 31, 2011

ASSETS
Current Assets
Cash	$2,574	$18,127
Total Current Assets	2,574	18,127

Other Assets
Certificates of Deposit	172,499	171,875
Goodwill	-	5,341
Mining Claims – Unproved	1,797,488	1,797,564
Property, Plant & Equipment, net of accumulated depreciation	635,212	733,885
Total Other Assets	2,605,199	2,708,665
TOTAL ASSETS	$2,607,773	$2,726,792

LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$21,605	$-
Accrued Expenses – Ruby Mine	12,250	-
Shareholder Loan	2,747,574	2,264,163
Total Current Liabilities	2,781,429	2,264,163

Long-Term Liabilities
Asset Retirement Obligation	5,584	5,147
Total Long-Term Liabilities	5,584	5,147
Total Liabilities	$2,787,013	$2,269,310

Stockholders’ Equity (Deficit)

Common stock, $0.001 par value, 750,000,000 shares authorized, 300,000,000 and 300,000,000 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	300,000	300,000
Additional Paid-In Capital	830,399	587,065
Deficit Accumulated During Exploration Stage	(1,309,639)	(429,583)
Total Stockholders’ Equity (Deficit)	(179,240)	457,482
TOTAL LIABILITIES, COMMITMENTS & CONTINGENCIES, & STOCKHOLDERS’ EQUITY (DEFICIT)	$2,607,773	$2,726,792

The accompanying notes are an integral part of these financial statements.

RUBY GOLD, INC.
 (AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDING
DECEMBER 31, 2012 AND 2011
AND THE PERIOD FROM
JANUARY 5, 2007 (INCEPTION) THROUGH DECEMBER 31, 2012

	12 months ended December 31, 2012	12 months ended December 31, 2011	Since inception (January 5, 2007 - December 31, 2012)

Revenues
Revenue	$-	$-	$-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses
Commissions & Consulting Fees	9,000	37,216	46,216
General & Administrative Costs	5,697	100	5,797
Mining Property Costs	412,379	167,085	579,464
Depreciation Expense	98,673	60,560	159,233
Impairment Expense	5,341	124,343	129,684
Accretion Expense	513	243	756
Professional Services	33,542	18,975	52,517
Total Operating Expenses	565,145	408,522	973,667
Net Operating Loss	(565,145)	(408,522)	(973,667)
Other Income (Expenses)
Interest Income	747	937	13,470
Interest Expense	(303,408)	(33,784)	(337,192)
Other Expense	(12,250)	-	(12,250)
Net Other Income (Expenses)	(314,911)	(32,847)	(335,972)
Net Loss	(880,056)	(441,369)	(1,309,639)
WEIGHTED AVG NUMBER OF SHARES OUTSTANDING (Basic)	300,000,000	300,000,000
Basic Net Gain (Loss) per Share	$(0.00)	$(0.00)
WEIGHTED AVG NUMBER OF SHARES OUTSTANDING (Diluted)	300,000,000	300,000,000
Diluted Net Gain (Loss) per Share	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

RUBY GOLD, INC.
 (AN EXPLORATION STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD
JANUARY 5, 2007 (INCEPTION) THROUGH DECEMBER 31, 2012

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit*	Equity/(Deficit)
Inception 1/5/07	-	-	-	-	-
Common shares issued for cash	300,000,000	300,000	(296,000)	-	4,000
Transfer of CD's to Company by shareholders	-	-	154,517	-	154,517
Net Income	-	-	-	5,492	5,492
Balance at 12/31/2007	300,000,000	$300,000	$(141,483)	$5,492	$164,009
Net Income	-	-	-	3,776	3,776
Balance at 12/31/2008	300,000,000	$300,000	$(141,483)	$9,268	$167,785
Net Income	-	-	-	2,101	2,101
Balance at 12/31/2009	300,000,000	$300,000	$(141,483)	$11,369	$169,886
Net Income	-	-	-	417	417
Balance at 12/31/2010	300,000,000	$300,000	$(141,483)	$11,786	$170,303
Capital contribution from former shareholders prior to acquisition	-	-	4,000	-	4,000
Assignment of Ruby Mine from Parent	-	-	714,949	-	714,949
Imputed Interest	-	-	9,599	-	9,599
Net loss for year	-	-	-	(441,369)	(441,369)
Balance at 12/31/2011	300,000,000	$300,000	$587,065	$(429,583)	$457,482
Warrants issued by Parent to extend Ruby mortgage maturity date	-	-	175,047	-	175,047
Imputed Interest	-	-	68,287	-	68,287
Net loss for year	-	-	-	(880,056)	(880,056)
Balance at 12/31/2012	300,000,000	$300,000	$830,399	$(1,309,639)	$(179,240)

The accompanying notes are an integral part of these financial statements.

RUBY GOLD, INC.
 (AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDING
DECEMBER 31, 2012 AND 2011
AND THE PERIOD FROM
JANUARY 5, 2007 (INCEPTION) THROUGH DECEMBER 31, 2012

	12 months Ended December 31, 2012	12 months Ended December 31, 2011	Since inception (January 5, 2007 to December 31, 2012)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(880,056)	$(441,369)	$(1,309,639)
Adjustments to reconcile Net Loss to net cash used in operations:
Depreciation Expense	98,673	60,560	159,233
Accretion Expense	513	243	756
Imputed Interest Expense	68,287	9,599	77,886
Impairment Expense	5,341	124,343	129,684
Expense due to Warrants issued by parent for Mine mortgage	175,047	-	175,047
Changes in operating assets and liabilities:
Accounts Payable	21,605	-	21,605
Accrued Expenses	12,250	-	12,250
Other current assets	(624)	(578)	(16,363)
Net Cash Used in Operating Activities	(498,964)	(247,202)	(749,541)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	-	(12,459)	(12,459)
Net Cash Provided by/Used in Investing Activities	-	(12,459)	(12,459)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	-	-	4,000
Contributions from shareholders	-	4,000	4,000
Borrowings on RP debt	-	1,500	1,500
Principal payments on RP debt	-	(2,500)	(2,500)
Borrowings from parent	483,411	274,163	757,574
Net Cash Provided by Financing Activities	483,411	277,163	764,574
Net cash increase (decrease) for period	(15,553)	17,502	2,574
Cash at beginning of period	18,127	625	-
Cash at end of period	2,574	18,127	2,574
Supplementary Cash Flow Information:
Non-Cash Investing & Financing Activities:
Contribution of Ruby Mine by Parent ($1,990,000 note payable, $714,949 additional paid in capital)	$-	$2,704,949	$2,704,949
Contribution of CDs from shareholders	$-	$-	$154,517
Revisions to Asset Retirement Obligation	$(76)	$(166,096)	$(166,172)

The accompanying notes are an integral part of these financial statements.

RUBY GOLD, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1             GENERAL ORGANIZATION AND BUSINESS

The Company was incorporated in the State of California on January 5, 2007 as an S-Corp. On July 1, 2011, all of the issued and outstanding shares of the Company were acquired by North Bay Resources Inc. Subsequently, the Company became a wholly-owned subsidiary of North Bay Resources Inc. On the same date, the Company relinquished its prior S-Corp status and became a C-Corp.

The Company’s business plan is to locate and extract gold and other metals from current exploration stage properties. Towards this end, the Company has acquired the Ruby Mine in Sierra County, California. Once in the production stage, the Company plans on extracting gold, silver, and other profitable by-products, and selling them to smelters.

NOTE 2             GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated modest revenues since inception and has never paid any dividends and is unlikely to pay dividends. The Company has accumulated losses since inception equal to $1,309,639 as of December 31, 2012. These factors raise substantial doubt regarding the ability of the Company to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploration of economically recoverable reserves in its resource properties, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations. The Company has had very little operating history to date. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Ruby Gold, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity of three months or less, when purchased, to be cash equivalents. There were no cash equivalents at December 31, 2012 and December 31, 2011. The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000.

Reclamation Bonds

The Company holds its reclamation bonds on the Ruby Mine in the form of one-year Certificates of Deposit that automatically rollover annually on their anniversary dates.  These funds are held in reserve to guarantee the Company's Asset Retirement Obligation.

Revenue Recognition

The company has recognized no mining revenue to date. In the future mining revenue will be recognized according to the policy described below.

Revenue is recognized when the following conditions are met:

(a)  persuasive evidence of an arrangement to purchase exists;
(b) the price is fixed or determinable;
(c) the product has been delivered; and
(d) collection of the sales price is reasonably assured.

Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Mineral Property Costs

Mineral property acquisition costs are capitalized upon acquisition. Mineral property exploration and improvement costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven, proved, probable, inferred, or possible reserves, the costs incurred to develop and improve such property are capitalized. To date the Company has not established any proven or probable reserves on its mineral properties.

The Company reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the review indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Purchase Options for Mining Property

Costs associated with acquisitions related to purchase options for mining properties are capitalized when the costs are incurred in accordance with ASC 340.10. The costs are carried at the amount paid and transferred to the appropriate asset account if the option is exercised. If it is determined that the Company will not exercise the option, the option is expensed.

Asset Retirement Obligation

The FASB standard on accounting for asset retirement obligation requires that the fair value of the liability for asset retirement costs be recognized in an entity’s balance sheet, as both a liability and an increase in the carrying values of such assets, in the periods in which such liabilities can be reasonably estimated. The present value of the estimated future asset retirement obligation (“ARO”), as of the date of acquisition or the date at which mining commences is capitalized as part of the costs of mineral assets and recorded with an offsetting liability. The asset retirement costs are depleted over the production life of the mineral assets on a unit-of-production basis.

The ARO is recorded at fair value and accretion expense is recognized as the discounted liability is accreted to its expected settlement value. The fair value of the ARO liability is measured by using expected future cash outflows discounted at the Company’s credit adjusted risk free interest rate.

Amounts incurred to settle plugging and abandonment obligations that are either less than or greater than amounts accrued are recorded as a gain or loss in current operations.  Revisions to previous estimates, such as the estimated cost to remediate and abandon a mine may require adjustments to the ARO and are capitalized as part of the costs of mineral assets.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of the assets and liabilities, and are measured using enacted tax rates that will be in effect when the differences are expected to reverse.

The Company adopted the provisions of the FASB interpretation related to accounting for uncertainty in income taxes, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions.  The Company believes it does not have any uncertain tax positions taken or expected to be taken in its income tax returns.

Fair Value of Financial Instruments

Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement reaffirms that fair value is the relevant measurement attribute. The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein. The carrying amounts of cash, prepaid expenses and accrued expenses reported on the balance sheet are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.  The Company accounts for goodwill and intangibles under ASC Topic 350, Intangibles – Goodwill and Other, which does not permit amortization, but requires the Company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist. The Company fully impaired goodwill of $5,341 during the year ended December 31, 2012 impairment analysis.

Income/Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.  As of December 31, 2012 and 2011, there were no common stock equivalents outstanding, respectively.

The following is a reconciliation of the computation for basic and diluted EPS for the full year ended December 31, 2012 and 2011, respectively:

	December 31, 2012	December 31, 2011
Net Loss	$(880,056)	$(441,369)
Weighted-average common shares Outstanding (Basic)	300,000,000	300,000,000
Weighted-average common stock Equivalents	-	-
Weighted-average common shares Outstanding (Diluted)	300,000,000	300,000,000
Basic and Diluted Net Gain (Loss) per Share	$(0.00)	$(0.00)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of property, plant and equipment is depreciated using the straight-line method over the estimated useful life of the asset - periods of approximately 18-28 years for buildings, 3-10 years for machinery and equipment and 3- 5 years for vehicles. Long-lived assets are reviewed for impairment whenever in management's judgment conditions indicate a possible loss. Such impairment tests compare estimated undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its fair value or, if fair value is not readily determinable, an estimated fair value is used based on discounted cash flows. Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation accounts until they are removed from service. In case of disposals of assets, the assets and related accumulated depreciation are removed from the accounts, and the net amounts after proceeds from disposal are credited or charged to income.

Recently Issued Accounting Standards

New Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU No. 2013-11”). This pronouncement provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This pronouncement is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2013. The Company will adopt the provisions of ASU No. 2013-11 on January 1, 2014. We do not anticipate the provisions of ASU No. 2013-11 to have a material impact on to the Company’s condensed consolidated financial statements.

Disclosures about Reclassification Adjustments out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income. The update requires entities to disclose additional information about reclassification adjustments, including changes in accumulated other comprehensive income balances by component and significant items reclassified out of accumulated other comprehensive income. The update will be effective for us in the first quarter of 2013, but early adoption is permitted. The update will primarily impact our disclosures, but otherwise is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued an accounting standards update which provides, subject to certain conditions, the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. The update will be effective for us in the first quarter of 2013, but early adoption is permitted. The update may, under certain circumstances, reduce the complexity and costs of testing indefinite-lived intangible assets for impairment, but otherwise is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Testing Goodwill for Impairment

In September 2011, the FASB issued an accounting standards update which provides, subject to certain conditions, the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This update was effective and adopted by the Company in the first quarter of 2012 and did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Presentation of Comprehensive Income

In June 2011, the FASB issued an accounting standards update which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in existing guidance and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format previously used by us, and the second statement would include components of other comprehensive income (“OCI”). The update does not change the items that must be reported in OCI and must be applied retrospectively for all periods presented in the financial statements. This update was effective and adopted by the Company in the first quarter of 2012 and impacted the Company’s financial statement presentation, but otherwise did not impact the Company’s consolidated financial position, results of operations or cash flows.

Disclosures about Fair Value Measurements

In May 2011, the FASB issued an accounting standards update which amends the definition of fair value measurement principles and disclosure requirements to eliminate differences between U.S. GAAP and International Financial Reporting Standards. The update requires new quantitative and qualitative disclosures about the sensitivity of recurring Level 3 measurement disclosures, as well as disclosures of transfers between Level 1 and Level 2 of the fair value hierarchy. This update was effective and adopted by the Company in the first quarter of 2012 and impacted the Company’s disclosures, but otherwise did not have a material impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

NOTE 4                                FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820-10 upon inception at May 10, 2010. Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company has certain financial instruments that must be measured under the new fair value standard. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of December 31, 2012 and 2011 respectively:

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3
Assets
Cash	$2,574	$-	$-
Certificates of Deposit	172,499
Total assets	175,073	-	-
Liabilities
Notes payable, Parent	-	2,747,574	-
Total liabilities	-	2,747,574	-
	$175,073	$(2,747,574)	$-

	Fair Value Measurements at December 31, 2011
	Level 1	Level 2	Level 3
Assets
Cash	$18,127	$-	$-
Certificates of Deposit	171,875
Total assets	190,002	-	-
Liabilities
Notes payable, Parent	-	2,264,163	-
Total liabilities	-	2,264,163	-
	$190,002	$(2,264,163)	$-

The fair values of our related party debts are deemed to approximate book value, and are considered Level 2 inputs as defined by ASC Topic 820-10-35.

There were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3 inputs for the years ended December 31, 2012 and 2011.

NOTE 5             RUBY MINE ACQUISITION

On September 27, 2010, North Bay Resources Inc. (”North Bay”, or our “Parent Company”) executed an option-to-purchase agreement with Ruby Development Company (“RDC”), a California partnership, for the acquisition of the Ruby Mine (the “Ruby”) in Sierra County, California, for the purchase price of $2,500,000.  The acquisition also included all of the issued and outstanding shares of Ruby Gold, Inc., a private California corporation that is the operator of record of the Ruby Mine, and the owner of the Ruby Mine’s permits.

On June 1, 2011, North Bay exercised its option to purchase the Ruby and Ruby Gold, Inc. On July 1, 2011, escrow was closed and the acquisition of the Ruby Mine and Ruby Gold, Inc. was completed. During the preceding option period and as of the closing date, North Bay made payments totaling $510,000 to RDC.  These payments were credited towards the purchase price, thereby reducing the outstanding principal due to $1,990,000.

Upon the close of the transaction and the transfer of title to Ruby Gold, Inc., the Company acquired all of the real and personal property associated with the Ruby, and Ruby Gold, Inc. became the legal owner of the Ruby in addition to remaining its designated operator. $171,618 in reclamation bonds securing the permits at the Ruby and held in Certificates of Deposit by Ruby Gold, Inc. remained in the custody of the Company, as does the reclamation liabilities on the Ruby for which the reclamation bonds are pledged. In addition, a $2,500 liability from a pre-existing shareholder loan that was outstanding as of the closing date was extinguished as of the close of escrow. As of the close of the transaction, Ruby Gold, Inc. became a wholly-owned subsidiary of North Bay Resources Inc.

On the transaction closing date of July 1, 2011, North Bay issued a promissory note to RDC for $1,990,000 plus 3% interest per annum.  The note, as amended, is due on or before December 30, 2015, and the interest on the note is currently 6%.  The note is collateralized with all of the assets associated with the Ruby Mine.

As of December 31, 2012, all monthly payments have been paid, and the outstanding balance due on the note is $1,774,822. As of the date of this report, the Company and our Parent Company remains current in its obligations, and all monthly payments have been made on time.

All costs related to the acquisition of the property have been capitalized when incurred. All other costs have been expensed when incurred.

Ruby Mine Purchase Price Allocation for parent company

The following table summarizes the purchase price allocation for the transaction. The valuation conclusions include three groups: (i) net current tangible assets, (ii) assumed liabilities, and (iii) goodwill. Individual asset valuations are presented below:

Acquisition Date: 07/01/11

Allocation of Purchase	Price Purchase Allocation
	Debit	Credit
Tangible Assets Acquired
Cash/Checking/Savings	5,070
Ruby Gold Mine Claims	1,964,279
Ruby Gold Inc. Certificates of Deposit	171,618
Property and Equipment	906,329
Total Tangible Assets	3,047,296

Assumed Liabilities
Short Term Notes Payable		2,500
Asset Retirement Obligation		171,618
Total Liabilities		174,118
Net Tangible Assets/Liabilities	2,873,178
Goodwill	5,341
Total Net Assets Acquired	2,878,519

Consideration Paid	Debit	Credit
Cash Paid (Option Agreement & Purchase Agreement) - prior year	-	80,000
Cash Paid (Option Agreement & Purchase Agreement)	-	280,000
Fees Paid Escrow Agent at Closing	-	2,076
Value of Extension of term for 9/27/10 Warrants issued	-	2,519
Note Payable at closing	-	1,990,000
Warrant (10,000,000 @$0.02 to 9/27/10 - 12/30/12) - prior year	-	149,896
Warrant (2,000,000 @$0.10 to 4/22/11 - 5/1/16)	-	219,941
Due diligence fees paid in cash in prior year	-	4,087
Common Stock valued at $150,000 - prior year	-	150,000
Total Consideration Paid	-	2,878,519

Push-down accounting was applied for this transaction at the Ruby Gold (subsidiary of North Bay) level. This required that all mine and intangible assets acquired by the Parent at acquisition and assigned to Ruby Gold after acquisition be recorded at fair value by Ruby Gold, Inc. The offsetting credit was recorded to a payable to the parent company equal to the mortgage assumed by the Parent of $1,990,000, and additional paid in capital for $714,949 representing the contributed amount of assets from the Parent Company above the mortgage amount. The below table summarizes the allocation of the push-down accounting applied for Ruby Gold, Inc. at the acquisition date.

Ruby Gold, Inc. recording of assignment from parent Company - Date: 07/01/11

Allocation of Purchase	Price Purchase Allocation
	Debit	Credit
Tangible Assets Acquired
Ruby Gold Mine Claims	1,964,279
Property and Equipment	906,329
Total Tangible Assets	2,870,608

Assumed Liabilities
Asset Retirement Obligation		171,000
Total Liabilities		171,000
Net Tangible Assets/Liabilities	2,699,608
Goodwill	5,341
Total Net Assets Assigned	2,704,949

Consideration for assignment	Amount
Due to Parent Company	1,990,000
Cash Paid (Option Agreement & Purchase Agreement)	714,949
Total Consideration Paid	2,704,949

NOTE 6             PROPERTY, PLANT, EQUIPMENT AND MINERAL CLAIM ASSETS

As of December 31, 2012 and 2011, components of the Ruby Mine property, plant and equipment and mineral assets were as follows:

	December 31,	December 31,
	2012	2011

Buildings	$558,885	$558,885
Machinery and equipment	119,389	119,389
Vehicles	240,514	240,514
Total property, plant and equipment	918,788	918,788

Less: impairment expense(2)	(124,343)	(124,343)
Less: accumulated depreciation(3)	(159,233)	(60,560)

Property, plant and equipment, net	$635,212	$733,885

	December 31,	December 31,
	2012	2011

Mining claims (1)	$1,792,660	$1,792,660
Asset retirement costs	4,828	4,904
Total mineral claim assets	1,797,488	1,797,564
Less: accumulated depletion(3)	-	-

Mining claims, net	$1,797,488	$1,797,564

(1)Upon the completion of the Ruby Mine acquisition on July 1, 2011, the estimated fair value of the mineral rights acquired was fully capitalized.

(2)Following the acquisition of the Ruby Mine on July 1, 2011, an evaluation of the equipment inventory determined that some equipment was obsolete and/or otherwise not in compliance with safety regulations, resulting in an impairment deduction of $124,343.

(3)Depreciation expense totaled $98,673 and $60,560 for the years ended December 31, 2012 and 2011, respectively. Depletion expense totaled $0 and $0 for the years ended December 31, 2012 and 2011, respectively

NOTE 7             FINANCING

On September 27, 2010, our Parent Company entered into a Convertible Promissory Note Agreement ("the Note") with Tangiers Investors LP, ("Tangiers") pursuant to which our Parent Company received $50,000 as a loan from Tangiers to initiate the acquisition of the Ruby Mine and Ruby Gold, Inc.  While this Note has been repaid and extinguished, a 0.75% non-voting net profit interest in the Ruby Mine has survived.

On July 1, 2011, upon the acquisition of the Ruby Mine, our Parent Company issued a promissory note to Ruby Development Company (“RDC”) for $1,990,000 plus 3% interest per annum.  The note, as amended, is due on or before December 30, 2015.  Monthly payments are $20,000 per month through December 2013, and a minimum of $60,000 per month through December 2015. As of December 31, 2012 and 2011, the outstanding balance due on the note is $1,774,822 and $1,889,185, respectively.

As of December 31, 2012 interest paid by our Parent on this note is $235,121, which includes a $175,047 expense for warrants issued by our Parent to extend the term of the note. This interest expense has been recorded by the Company. The portion of interest paid by our Parent is owed from the Company to the Parent, and the warrants issued by the Parent were recorded as a capital contribution on the Company’s behalf. During the year ended December 31, 2011, interest expense related to the Ruby Mine mortgage was $24,185. As of the date of this report, the Company and our Parent Company remains current in its obligations, and all monthly payments have been made on time. The note is collateralized with all of the assets associated with the Ruby Mine.

As of December 31, 2012 and 2011, the Company has received cash advances, loans, and other consideration from our Parent Company of $2,747,928 and $2,264,517, respectively.  This debt is payable on demand, currently accrues no interest, and is non-recourse.  During the years ended December 31, 2012 and 2011, the imputed interest expense recorded on this note was $68,287 and $9,599, respectively

The following table shows the debt that has accrued to our Parent Company since July 1, 2011

Note (Advances) from North Bay Resources Inc.
Balance at July 1, 2011	-
Mortgage Debt	1,990,000
Development Costs	120,096
Taxes and Claim Fees	16,486
Permit Fees and Expenses	29,703
Consulting, Professional, and Other Expenses	107,878
Balance at December 31, 2011	2,264,163
Development Costs	358,615
Taxes and Claim Fees	39,182
Permit Fees and Expenses	14,582
Consulting, Professional, and Other Expenses	71,032
Balance at December 31, 2012	2,747,574

NOTE 8           RELATED PARTY TRANSACTIONS

As of December 31, 2012 and 2011, the Company has received cash advances, loans, and other consideration from our Parent Company of $2,747,928 and $2,264,517, respectively.  This debt is payable on demand, currently accrues no interest, and is non-recourse. The Company imputed interest on these balances at a rate of 10% per annum.  Imputed interest expense for the years ended December 31, 2012 and 2011 was $68,287 and $9,599, respectively.

The following table shows the debt that has accrued to our Parent Company since July 1, 2011

Note (Advances) from North Bay Resources Inc.
Balance at July 1, 2011	-
Mortgage Debt	1,990,000
Development Costs	120,096
Taxes and Claim Fees	16,486
Permit Fees and Expenses	29,703
Consulting, Professional, and Other Expenses	107,878
Balance at December 31, 2011	2,264,163
Development Costs	358,615
Taxes and Claim Fees	39,182
Permit Fees and Expenses	14,582
Consulting, Professional, and Other Expenses	71,032
Balance at December 31, 2012	2,747,574

NOTE 9           COMMITMENTS AND CONTINGENCIES

As of December 31, 2012 and December 31, 2011, respectively, the Company does not have any outside commitments.

As of the date of this report the Company is leasing 1,500 square feet of office space in Nevada City, California.  The term of the lease is for twelve months, renewable at our option, at $1,350 per month rent.

The Company is not and has never been involved in any litigation of any nature, and the Company is not aware of any pending or threatened litigation.

NOTE 10           INCOME TAXES

On July 1, 2011, the Company relinquished its prior S-Corp status and became a C-Corp for tax reporting purposes. Prior to this change, the tax structure resulted in taxable income flowing through to shareholders to be taxed at their personal income tax level. After the change, taxes are now payable at the corporate level. As a result, there are no deferred taxes or NOL’s at the corporate level prior to July 1, 2011.

As of December 31, 2012 and 2011, the Company had net operating loss carry-forwards totaling approximately $937,677 and $306,809, respectively, that begin to expire in 2031.  The carry-forward losses and the related deferred tax benefit are significantly limited by the provisions of Internal Revenue Code Section 382. The Company’s taxable losses and temporary differences created a deferred tax asset before valuation allowances of approximately $328,187 and $107,385 at December 31, 2012 and 2011, respectively. Due to the Company determining that it will not likely realize the deferred tax asset, a full valuation allowance has been taken to reduce the deferred tax asset to zero as of December 31, 2012 and 2011, respectively.

In 2012 and 2011, the primary difference between financial statement reporting and taxable income (loss) was expenses not deductible for tax.

The deferred tax assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred Tax Asset:
Net Operating Loss Carryforwards	$306,809	$-
Current Year Net Operating Loss/(Gain)	630,868	306,809
Total Operating Loss Carryforward	937,677	306,809
Enacted Future Tax Rate	35%	35%
Deferred Tax Asset for NOL	328,187	107,385
Deferred Tax Asset for Temporary Differences Between Book and Tax Income	-	-
Gross Deferred Tax Asset	328,187	107,385
Valuation Allowance	(328,187)	(107,385)
Net Deferred Tax Asset	-	-

The following table shows the effective tax rate as of December 31, 2012 and 2011:

	2012	2011
Enacted Tax Rate	35%	35%
Valuation Allowance	-35%	-35%
Effective Tax Rate	0%	0%

NOTE 11           ASSET RETIREMENT OBLIGATIONS

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies, principally Sierra County, California, the US Forest Service, and the California Dept. of Conservation Office of Mine Reclamation (OMR). Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The following table illustrates the inputs used to calculate the current Asset Retirement Obligation as of December 31, 2012.

Cost estimate for reclamation work at today's cost	$172,914
Estimated life of mine (years)	50
Risk adjusted rate (borrowing rate)	9.9%
Estimated inflation rate	2.4%

Asset Retirement Obligation
Estimated asset retirement obligation at time of acquisition (7/1/11)	$171,000
Accretion Expense	243
Revisions to asset retirement obligation	(166,096)
Asset retirement obligation at 12/31/11	$5,147
Accretion Expense	513
Revisions to asset retirement obligation	(76)
Asset retirement obligation at 12/31/12	$5,584

NOTE 12                           EQUITY ACTIVITY SINCE JANUARY 5, 2007 (INCEPTION)

In 2007, the Company issued 300,000,000 shares of common stock to the Company founders, in consideration of $4,000.

In 2007, the shareholders contributed Certificates of Deposit with a face value of $154,517 to the Company.

In 2011, the Company received $4,000 as a capital contribution from former shareholders prior to acquisition.

In 2011, the Company recorded an addition to additional paid in capital of $714,949 for the assignment of the Ruby Mine from our Parent Company.

In 2011, the Company recorded an addition to additional paid in capital of $175,047 for the fair value of warrants in our Parent Company issued by our Parent to extend the terms of their mortgage payable for the mine.

In 2012 and 2011, the Company recorded additions to additional paid in capital for imputed interest expense on the due to the Parent Company of $68,287 and 9,599, respectively.

NOTE 13          SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Company has received $1,050,221 in cash advances from our Parent Company for Ruby Mine development costs and G&A expenses.

Subsequent to December 31, 2012, the Company amended and restated our Articles of Incorporation to increase our authorized common stock to 750,000,000 shares, and effected a 75,000 to 1 forward stock split. As a result, the total number of issued and outstanding shares of the Company’s common stock is now 300,000,000. These financial statements and footnotes have been retroactively adjusted for this stock split.

Subsequent to December 31, 2012, the Board of Directors of RGI authorized the formalization of a de facto joint-venture agreement between the Company and the Parent Company with regard to the development and exploitation of the Ruby Mine, on a 50/50 profit-sharing basis.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.01*	Articles of Incorporation
3.02*	Bylaws
4.1*	Form of Stock Certificate
10.1*	Ruby Gold JV Agreement with North Bay Resources Inc., dated January 9, 2014
99.1*	Consent of Geologist

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBY GOLD, INC.

By: /s/ Perry Leopold
Perry Leopold
Chief Executive Officer

Dated January 14, 2014